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10000265

RECEIVED
AUG 03 2010
OFFICE OF THE SECRETARY

July 30, 2010

SEC Mail Processing
Section

JUL 30 2010

Washington, DC
110

BY HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: Roy Curbow et al. v. BlacRock Advisors, LLC et al.,
Index. No. 651104/2010 (N. Y. Sup.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing on behalf of BlackRock Advisors, LLC and each of the other defendants named in Annex A attached hereto is the "Shareholder Derivative Complaint" filed with the Supreme Court of the State of New York, County of New York in the above-referenced matter.

Very truly yours,

Michael K. Hoffman /M.O./

Michael K. Hoffman

Enclosure

Annex A

Ticker	Fund Name	File Number
BFZ	BlackRock California Municipal Income Trust	811-10331
PSY	BlackRock Credit Allocation Income Trust II, Inc.	811-21286
BTZ	BlackRock Credit Allocation Income Trust IV, Inc.	811-21972
BAF	BlackRock Insured Municipal Income Investment Trust	811-21180
BYM	BlackRock Insured Municipal Income Trust	811-21178
BIE	BlackRock Municipal Bond Investment Trust	811-21054
BFK	BlackRock Municipal Income Trust	811-10339
BNJ	BlackRock New Jersey Municipal Income Trust	811-10335
BSE	BlackRock New York Insured Municipal Income Trust	811-21179
BQH	BlackRock New York Municipal Bond Trust	811-21037
BSD	The BlackRock Strategic Municipal Trust	811-09401

FILED: NEW YORK COUNTY CLERK 07/27/2010
NYSCEF DOC. NO. 2

INDEX NO. 651104/2010
RECEIVED NYSCEF: 07/27/2010

4033

RECEIVED
AUG 03 2010
OFFICE OF THE SECRETARY

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

SEC Mail Processing
Section
JUL 30 2010
Washington, DC
410

ROY CURBOW and WALTER SCHACHT, Derivatively on Behalf of Nominal Defendant BLACKROCK CALIFORNIA MUNICIPAL INCOME TRUST, GERALD BRICKNER, Derivatively on Behalf of Nominal Defendant BLACKROCK CREDIT ALLOCATION INCOME TRUST II, INC., LORIN SALOB and NORMAN J. PATINKIN TRUST, Derivatively on Behalf of Nominal Defendant BLACKROCK CREDIT ALLOCATION INCOME TRUST IV, ROY CURBOW, Derivatively on Behalf of Nominal Defendant BLACKROCK INSURED MUNICIPAL INCOME INVESTMENT TRUST, GERALD DOYLE, Derivatively on Behalf of Nominal Defendant BLACKROCK INSURED MUNICIPAL INCOME TRUST, PATRICIA ROBERTS, Derivatively on Behalf of Nominal Defendant BLACKROCK MUNICIPAL BOND INVESTMENT TRUST, DEENYA GREENLAND and PATRICIA ROBERTS, Derivatively on Behalf of Nominal Defendant BLACKROCK MUNICIPAL INCOME TRUST, PATRICIA ROBERTS, Derivatively on Behalf of Nominal Defendant BLACKROCK NEW JERSEY MUNICIPAL INCOME TRUST, DORIS TILMONT and ROY CURBOW, Derivatively on Behalf of Nominal Defendant BLACKROCK NEW YORK INSURED MUNICIPAL INCOME TRUST, KENNETH HALE, Derivatively on Behalf of Nominal Defendant BLACKROCK NEW YORK MUNICIPAL BOND TRUST and ANNAISE PHELAN, Derivatively on Behalf of Nominal Defendant THE BLACKROCK STRATEGIC MUNICIPAL TRUST,

Plaintiffs,

v.

BLACKROCK ADVISORS, LLC, RICHARD S. DAVIS, HENRY GABBAY, ANNE F. ACKERLEY, NEAL J. ANDREWS, JAY M. FIFE, BRIAN P. KINDELAN, HOWARD B. SURLOFF, BRENDAN

Index No. __________

JURY TRIAL DEMANDED

THIS DOCUMENT HAS E-FILED AS DOCUMENT NO ___

KYNE, THEODORE R. JAECKEL, JR., WALTER O'CONNOR, JOHN D. BURGER, DANIEL I. CHEN, ROBERT D. SNEEDEN, MICHAEL A. KALINOSKI, SCOTT AMERO, JONATHAN A. CLARK, TIMOTHY T. BROWSE, FRED K. STUEBE, DONALD C. BURKE and BLACKROCK, INC.,

Defendants,

and

BLACKROCK CALIFORNIA MUNICIPAL INCOME TRUST, BLACKROCK CREDIT ALLOCATION INCOME TRUST II, INC., BLACKROCK CREDIT ALLOCATION INCOME TRUST IV, BLACKROCK INSURED MUNICIPAL INCOME INVESTMENT TRUST, BLACKROCK INSURED MUNICIPAL INCOME TRUST, BLACKROCK MUNICIPAL BOND INVESTMENT TRUST, BLACKROCK MUNICIPAL INCOME TRUST, BLACKROCK NEW JERSEY MUNICIPAL INCOME TRUST, BLACKROCK NEW YORK INSURED MUNICIPAL INCOME TRUST, BLACKROCK NEW YORK MUNICIPAL BOND TRUST and THE BLACKROCK STRATEGIC MUNICIPAL TRUST,

Nominal Defendants.

SHAREHOLDER DERIVATIVE COMPLAINT

Plaintiffs Roy Curbow, Walter Schacht, Gerald Brickner, Lorin Salob, Norman J. Patinkin Trust, Gerald Doyle, Patricia Roberts, Deenya Greenland, Doris Tilmont, Kenneth Hale and Annaise Phelan ("Plaintiffs") by their undersigned attorneys, bring this Shareholder Derivative Complaint on behalf of nominal defendants BlackRock California Municipal Income Trust ("California Municipal Income Trust"), BlackRock Credit Allocation Income Trust II, Inc. ("Credit Allocation Income Trust II"), BlackRock Credit Allocation Income Trust IV ("Credit Allocation Income Trust IV"), BlackRock Insured Municipal Income Investment Trust ("Insured

Municipal Income Investment Trust"), BlackRock Insured Municipal Income Trust ("Insured Municipal Income Trust"), BlackRock Municipal Bond Investment Trust ("Municipal Bond Investment Trust"), BlackRock Municipal Income Trust ("Municipal Income Trust"), BlackRock New Jersey Municipal Income Trust ("New Jersey Municipal Income Trust"), BlackRock New York Insured Municipal Income Trust ("New York Insured Municipal Income Trust"), BlackRock New York Municipal Bond Trust ("New York Municipal Bond Trust") and The BlackRock Strategic Municipal Trust ("Strategic Municipal Trust") (collectively, the "Trusts") against the defendants named herein.

NATURE OF THE ACTION

1. This is a shareholder derivative action brought for the benefit of nominal defendants the Trusts against certain current and former trustees and executive officers of the Trusts (the "Individual Defendants," as defined below), BlackRock Advisors, LLC ("BlackRock Advisors"), the investment adviser to the Trusts (the "Adviser" and collectively with the Individual Defendants, the "Defendants"), and BlackRock, Inc. ("BlackRock"), the parent company of the Adviser, to remedy the Defendants' breaches of fiduciary duties and aiding and abetting thereof.

2. The Individual Defendants, as trustees and executive officers of the Trusts, and the Adviser, as the Trusts' investment adviser, controlled the business affairs of the Trusts and owed fiduciary duties to the Trusts and the Trusts' common shareholders.

3. These Defendants breached their fiduciary duties to the Trusts and their common shareholders by causing the Trusts to redeem Auction Market Preferred Shares ("AMPS") (also referred to by the Trusts as Auction Rate Preferred Securities ("ARPS"), Auction Preferred

Shares ("APS") and Auction Rate Securities ("ARS")) of the Trusts at their liquidation value[1] when the secondary market valued the AMPS at a significant discount from their liquidation value. This redemption of the AMPS occurred at the expense of the Trusts and their common shareholders.

4. The Trusts have no obligation to redeem the AMPS at their liquidation value. To the contrary, the prospectuses for the AMPS warned investors that holders of the AMPS had no right to have the AMPS redeemed or repurchased at their liquidation value (absent specified circumstances that have not occurred) and that the Trusts were under no obligation to maintain the liquidity of the AMPS. Moreover, the prospectuses warned that the auctions could fail, and that in the event of such failure, the existing holders of AMPS could not sell their securities until the next *successful* auction.

5. Nonetheless, starting in May 2008, the Trusts announced that they would commence redeeming the AMPS at their liquidation value. By redeeming the AMPS at what was (and still is) a significant premium to their market value, the Defendants favored the holders of the AMPS to the detriment of the Trusts and their common shareholders. In addition, the Adviser and the Individual Defendants caused the Trusts to waste their assets, thereby harming the Trusts and their common shareholders.

6. To enable the Trusts to replace the financial leverage provided by the AMPS, the Defendants caused the Trusts to obtain financing through the use of Tender Option Bonds ("TOBs") or through "reverse repurchase agreements."

7. TOBs are a form of financing in which the Trusts provide municipal securities from their portfolios as collateral for financing provided by a bank or broker-dealer. The use of

[1] A preferred security's "liquidation value" represents the amount of capital that was contributed to the Trust by investors when the preferred shares were first offered to investors. The AMPS' liquidation values in this case are $25,000 per share. Accordingly, liquidation value is the equivalent of full value.

TOBs further harmed the Trusts and their common shareholders because the TOBs financing is on terms that are much less favorable to the Trusts than the AMPS. In addition to having to pay higher interest rates and additional fees, the Trusts were forced to provide higher grade collateral which paid less interest, and conversely had to sell lower grade bonds into a distressed market. Further, the long-term, if not permanent, leverage provided to the Trusts through the AMPS could not be duplicated through the use of TOBs, where neither the amount nor duration of the leverage is controlled by the Trusts. Indeed, unlike the AMPS, which had durations of at least 30 to 40 years, and often were perpetual and thus of infinite duration, TOBs have durations of, at most, a few years and often can be called by the lenders at any time on a few days' notice.

8. Reverse repurchase agreements (also known as a "repo" or "sale and repurchase agreement") enables a borrower (here, the Trusts) to use a financial security as collateral for a cash loan at a fixed rate of interest. In a reverse repurchase agreement, the Trust agrees to immediately sell a security to a lender and also agrees to buy the same security back from the lender at a higher price at some future date. A reverse repurchase agreement is equivalent to a cash transaction combined with a forward contract, where the cash transaction results in transfer of money to the Trust in exchange for the legal transfer of the security to the lender, and the forward contract ensures repayment of the loan to the lender and return of the collateral of the Trust. Reverse repurchase agreements are usually used to raise short-term capital.

9. The Defendants' motive for redeeming the AMPS at their liquidation value was to preserve the business relationships between the holders of the AMPS, on one side, and the Adviser, the Adviser's publicly traded parent company, BlackRock, and BlackRock's broker-dealer subsidiaries (collectively, the "Adviser and its affiliates") on the other. Upon information and belief, Defendants were further motivated by the fact that brokers whose clients held the

Trusts' AMPS threatened to no longer purchase other BlackRock investment vehicles if the AMPS were not redeemed at their liquidation value. Accordingly, redeeming the AMPS at their liquidation value gave the Adviser and its affiliates a direct benefit, to the detriment of the Trusts and their common shareholders.

10. At the time the auction markets failed in 2008, the Adviser and its affiliates held large volumes of AMPS and other auction-rate securities on their balance sheets and had a strong incentive to make it appear as if the AMPS had retained their value. Ultimately, the Trusts' redemption of the AMPS at their liquidation value enabled the Adviser and its affiliates to avoid substantial writedowns of their own because sales of the AMPS at their fair market value would have required the Adviser and its affiliates to mark down the carrying value of AMPS and other auction rate securities on their own balance sheets to their fair market value.

11. Additionally, a significant portion of the Trusts portfolio managers' discretionary compensation and the Adviser's management and advisory fees were based on the amount of assets under management, which would severely suffer if in the future brokers directed their clients' money elsewhere. In fact, according to the Trusts' Shareholder Reports, some of the most important factors in determining the Trusts' portfolio managers discretionary compensation are "The investment performance … of the firm's assets under management," the "performance of BlackRock, Inc." and of "the portfolio manager's group within BlackRock," and the portfolio managers' "teamwork and contribution to the overall performance of [their] portfolios and BlackRock."

12. As a result of the misconduct by the Individual Defendants and the Adviser and its affiliates, the Trusts and their common shareholders sustained, and continue to sustain, substantial damages.

13. Plaintiffs make the allegations in this Complaint upon personal knowledge as to themselves and their acts, and upon information and belief as to all other matters, based upon the investigation of counsel.

JURISDICTION AND VENUE

14. Jurisdiction and venue are proper in this Court. A substantial part of the events alleged and complained of herein occurred in New York State, and numerous defendants are located, and each of the Trusts' addresses for their agent for service, are located in the County of New York.

PARTIES

15. Plaintiffs Roy Curbow and Walter Schacht are holders of the common shares of the California Municipal Income Trust, were shareholders of the California Municipal Income Trust at the time of the wrongdoing alleged herein, and have been shareholders of the California Municipal Income Trust continuously since that time.

16. Plaintiff Gerald Brickner is a holder of the common shares of the Credit Allocation Income Trust II, was a shareholder of the Credit Allocation Income Trust II at the time of the wrongdoing alleged herein, and has been a shareholder of the Credit Allocation Income Trust II continuously since that time.

17. Plaintiffs Lorin Salob and the Norman J. Patinkin Trust (Norman J. Patinkin, Trustee) are holders of the common shares of the Credit Allocation Income Trust IV, were shareholders of the Credit Allocation Income Trust IV at the time of the wrongdoing alleged herein, and have been shareholders of the Credit Allocation Income Trust IV continuously since that time.

18. Plaintiff Roy Curbow is a holder of the common shares of the Insured Municipal Income Investment Trust, was a shareholder of the Insured Municipal Income Investment Trust at the time of the wrongdoing alleged herein, and has been a shareholder of the Insured Municipal Income Investment Trust continuously since that time.

19. Plaintiff Gerald Doyle is a holder of the common shares of the Insured Municipal Income Trust, was a shareholder of the Insured Municipal Income Trust at the time of the wrongdoing alleged herein, and has been a shareholder of the Insured Municipal Income Trust continuously since that time.

20. Plaintiff Patricia Roberts is a holder of the common shares of the Municipal Bond Investment Trust, was a shareholder of the Municipal Bond Investment Trust at the time of the wrongdoing alleged herein, and has been a shareholder of the Municipal Bond Investment Trust continuously since that time.

21. Plaintiffs Deenya Greenland and Patricia Roberts are holders of the common shares of the Municipal Income Trust, were shareholders of the Municipal Income Trust at the time of the wrongdoing alleged herein, and have been shareholders of the Municipal Income Trust continuously since that time.

22. Plaintiff Patricia Roberts is a holder of the common shares of the New Jersey Municipal Income Trust, was a shareholder of the New Jersey Municipal Income Trust at the time of the wrongdoing alleged herein, and has been a shareholder of the New Jersey Municipal Income Trust continuously since that time.

23. Plaintiffs Doris Tilmont and Roy Curbow are holders of the common shares of the New York Insured Municipal Income Trust, were shareholders of the New York Insured

Municipal Income Trust at the time of the wrongdoing alleged herein, and have been shareholders of the New York Insured Municipal Income Trust continuously since that time.

24. Plaintiff Kenneth Hale is a holder of the common shares of the New York Municipal Bond Trust, was a shareholder of the New York Municipal Bond Trust at the time of the wrongdoing alleged herein, and has been a shareholder of the New York Municipal Bond Trust continuously since that time.

25. Plaintiff Annaise Phelan is a holder of the common shares of the BlackRock Strategic Municipal Trust, was a shareholder of the Strategic Municipal Trust at the time of the wrongdoing alleged herein, and has been a shareholder of the Strategic Municipal Trust continuously since that time.

26. Nominal Defendant California Municipal Income Trust, a Delaware Statutory Trust, is registered as a non-diversified, closed–end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). According to public filings, the California Municipal Income Trust seeks to provide current income exempt from federal income tax and California income taxes. As more fully detailed in ¶ 86, to date the California Municipal Income Trust has redeemed $109,050,000 worth of AMPS at their liquidation value, (including $25,400,000 in AMPS redeemed by the BlackRock California Municipal Income Trust II, $15,175,000 in AMPS redeemed by the BlackRock California Insured Municipal Income Trust, and $7,525,000 in AMPS redeemed by the BlackRock California Municipal Bond Trust prior to their February 1, 2010 reorganization into the California Municipal Income Trust), and according to its April 9, 2010 Shareholder Report had $71,000,000 worth of AMPS outstanding (as of January 31, 2010).[2] The California Municipal Income Trust's address is 100

[2] The $71,000,000 (liquidation value) of AMPS outstanding (as of January 31, 2010) for the California Municipal Income Trust does not include the additional $46,550,000 (liquidation value) of AMPS that were issued to

Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

27. Nominal Defendant Credit Allocation Income Trust II (formerly known as the BlackRock Preferred Income Strategies Fund, Inc.), a Maryland Corporation, is registered as a diversified, closed–end management investment company under the 1940 Act. According to public filings, the Credit Allocation Income Trust II seeks to provide current income and capital appreciation. As more fully detailed in ¶ 87, to date the Credit Allocation Income Trust II has redeemed $380,975,000 worth of AMPS at their liquidation value, and according to its July 8, 2010 Shareholder Report had $169,025,000 worth of AMPS outstanding (as of April 30, 2009). The Credit Allocation Income Trust II's address is 100 Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

28. Nominal Defendant Credit Allocation Income Trust IV (formerly known as the BlackRock Preferred Equity Advantage Trust), a Delaware Statutory Trust, is registered as a non-diversified, closed–end management investment company under the 1940 Act. According to public filings, the Credit Allocation Income Trust IV seeks to achieve high current income, current gains and capital appreciation. As more fully detailed in ¶ 88, to date the Credit Allocation Income Trust IV has redeemed $231,000,000 worth of AMPS at their liquidation value, and according to its July 8, 2010 Shareholder Report had $231,000,000 worth of AMPS outstanding (as of April 30, 2009). The Credit Allocation Income Trust IV's address is 100

BlackRock California Municipal Income Trust II AMPS holders, the additional $31,325,000 (liquidation value) of AMPS that were issued to BlackRock California Insured Municipal Income Trust AMPS holders, or the additional $22,450,000 (liquidation value) of AMPS that were issued to BlackRock California Municipal Bond Trust AMPS holders when those funds were reorganized into the California Municipal Income Trust on February 1, 2010.

Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

29. Nominal Defendant Insured Municipal Income Investment Trust (formerly known as the BlackRock Florida Insured Municipal Income Trust), a Delaware Statutory Trust, is registered as a non-diversified, closed–end management investment company under the 1940 Act. According to public filings, the Insured Municipal Income Investment Trust seeks to provide current income exempt from regular federal income taxes, including the alternative minimum tax and Florida intangible personal property tax. As more fully detailed in ¶ 89, to date the Insured Municipal Income Investment Trust has redeemed $33,725,000 worth of AMPS at their liquidation value, and according to its May 5, 2010 Shareholder Report had $42,275,000 worth of AMPS outstanding (as of February 28, 2010). The Insured Municipal Income Investment Trust's address is 100 Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

30. Nominal Defendant Insured Municipal Income Trust, a Massachusetts Business Trust, is registered as a diversified, closed–end management investment company under the 1940 Act. According to public filings, the Insured Municipal Income Trust seeks to provide high current income exempt from regular federal income taxes. As more fully detailed in ¶ 90, to date the Insured Municipal Income Trust has redeemed $91,725,000 worth of AMPS at their liquidation value, and according to its May 5, 2010 Shareholder Report had $137,250,000 worth of AMPS outstanding (as of February 28, 2010). The Insured Municipal Income Trusts address is 100 Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

31. Nominal Defendant Municipal Bond Investment Trust, a Delaware Statutory Trust, is registered as a non-diversified, closed–end management investment company under the 1940 Act. According to public filings, the Municipal Bond Investment Trust seeks to provide current income exempt from regular federal income taxes and Florida intangible personal property tax. As more fully detailed in ¶ 91, to date the Municipal Bond Investment Trust has redeemed $11,925,000 worth of AMPS at their liquidation value, and according to its May 5, 2010 Shareholder Report had $17,850,000 worth of AMPS outstanding (as of February 28, 2010). The Municipal Bond Investment Trust's address is 100 Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

32. Nominal Defendant Municipal Income Trust, a Delaware Statutory Trust, is registered as a diversified, closed–end management investment company under the 1940 Act. According to public filings, the Municipal Income Trust seeks to provide high current income exempt from federal income tax. As more fully detailed in ¶ 92, to date the Municipal Income Trust has redeemed $104,250,000 worth of AMPS at their liquidation value, and according to its July 8, 2010 Shareholder Report had $270,875,000 worth of AMPS outstanding (as of April 30, 2010). The Municipal Income Trust's address is 100 Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

33. Nominal Defendant New Jersey Municipal Income Trust, a Delaware Statutory Trust, is registered as a non-diversified, closed–end management investment company under the 1940 Act. According to public filings, the New Jersey Municipal Income Trust seeks to provide high current income exempt from federal income tax and New Jersey gross income tax. As more

fully detailed in ¶ 93, to date the New Jersey Municipal Income Trust has redeemed $4,700,000 worth of AMPS at their liquidation value, and according to its April 9, 2010 Shareholder Report had $59,100,000 worth of AMPS outstanding (as of January 31, 2010). The New Jersey Municipal Income Trust's address is 100 Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

34. Nominal Defendant New York Insured Municipal Income Trust, a Delaware Statutory Trust, is registered as a non-diversified, closed–end management investment company under the 1940 Act. According to public filings, the New York Insured Municipal Income Trust seeks to provide high current income exempt from federal income taxes and New York State and New York City personal income taxes. As more fully detailed in ¶ 94, to date the New York Insured Municipal Income Trust has redeemed $15,425,000 worth of AMPS at their liquidation value, and according to its May 6, 2010 Shareholder Report had $40,575,000 worth of AMPS outstanding (as of February 28, 2010). The New York Insured Municipal Income Trust's address is 100 Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

35. Nominal Defendant New York Municipal Bond Trust, a Delaware Statutory Trust, is registered as a non-diversified, closed–end management investment company under the 1940 Act. According to public filings, the New York Municipal Bond Trust seeks to provide current income exempt from federal income taxes and New York State and New York City personal income taxes. As more fully detailed in ¶ 95, to date the New York Municipal Bond Trust has redeemed $2,075,000 worth of AMPS at their liquidation value, and according to its May 6, 2010 Shareholder Report had $22,125,000 worth of AMPS outstanding (as of February

28, 2010). The New York Municipal Bond Trust's address is 100 Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

36. Nominal Defendant Strategic Municipal Trust, a Delaware Statutory Trust, is registered as a diversified, closed–end management investment company under the 1940 Act. According to public filings, the Strategic Municipal Trust seeks to provide high current income which is exempt from federal income tax, consistent with the preservation of capital. As more fully detailed in ¶ 96, to date the Strategic Municipal Trust has redeemed $19,025,000 worth of AMPS at their liquidation value, and according to its July 8, 2010 Shareholder Report had $42,975,000 worth of AMPS outstanding (as of April 30, 2010). The Strategic Municipal Trust's address is 100 Bellevue Parkway, Wilmington, Delaware, and the address of its agent for service and for all of its trustees and officers is 55 East 52nd Street, New York, New York.

37. Defendant BlackRock Advisors, LLC ("BlackRock Advisors" and the "Adviser"), a Delaware limited liability company, was at all relevant times the investment adviser to the Trusts. The Adviser provided investment research and recommended strategies and other portfolio management services in exchange for annual fees from the Trusts, and had authority to execute transactions and select brokers for the Trust. The Adviser was the investment adviser for the Trusts and other funds in the BlackRock family of closed-end mutual funds. BlackRock Advisors is a wholly owned subsidiary of BlackRock, Inc. and maintains its offices at 55 East 52nd Street, 11th Floor, New York, New York.

38. Defendant Richard S. Davis ("Davis") is the President of the Trusts and has served as a member of the Board of Trustees of the Trusts since 2007, and currently oversees 171 BlackRock Trusts. Davis has also served as the Managing Director of BlackRock since 2005,

and is an "interested person" of the Trusts based on his position with BlackRock and its affiliates.

39. Defendant Henry Gabbay ("Gabbay") has served as a member of the Board of Trustees of the Trusts since 2007, and currently oversees 171 BlackRock Trusts. Gabbay has also served as a consultant (2007-2008) and as the Managing Director (1989-2007) of BlackRock, and as the Chief Administrative Officer of BlackRock Advisors from 1998 to 2007. Gabbay is an "interested person" of the Trusts based on his previous positions with BlackRock and its affiliates.

40. Defendant Anne F. Ackerley (Ackerley") has served as the President and Chief Executive Officer ("CEO") of the Trusts since August 1, 2009. Ackerley has also served as a Managing Director of BlackRock since 2000 and as a Vice President of the Trusts from 2007 to 2009.

41. Defendant Neal J. Andrews ("Andrews") has served as the Chief Financial Officer ("CFO") of the Trusts since 2007. Andrews has also served as a Managing Director of BlackRock since 2006

42. Defendant Jay M. Fife ("Fife") has served as the Treasurer of the Trusts since 2007. Fife has also served as a Managing Director (since 2007) and Director (since 2006) of BlackRock.

43. Defendant Brian P. Kindelan ("Kindelan") has served as the Chief Compliance Officer ("CCO") of the Trusts since 2007. Kindelan has also served as a Managing Director and Senior Counsel of BlackRock since 2005, and as a Director and Senior Counsel of BlackRock Advisors from 2001 to 2004.

44. Defendant Howard B. Surloff ("Surloff") has served as the Secretary of the Trusts since 2007. Surloff has also served as a Managing Director and the General Counsel of U.S. Funds at BlackRock since 2006.

45. Defendant Brendan Kyne ("Kyne") has served as a Vice President of the Trusts since August 1, 2009. Kyne has also served as a Director of BlackRock since 2008, as the Head of Product Development and Management for BlackRock's U.S. Retail Group since 2009, as a Vice President of BlackRock from 2005 to 2008, and as an Associate of BlackRock from 2002 to 2004.

46. Defendant Theodore R. Jaeckel, Jr. ("Jaeckel") is a Portfolio Manager of certain of the Trusts, and has served as a Managing Director of BlackRock since 2006. Prior to joining BlackRock, Jaeckel was a Managing Director at Merrill Lynch Investment Managers, L.P. ("MLIM") from 2005 to 2006, and a Director of MLIM from 1997 to 2005. Jaeckel has been a portfolio manager with BlackRock or MLIM since 1991.

47. Defendant Walter O'Connor ("O'Connor") is a Portfolio Manager of certain of the Trusts, and has served as a Managing Director of BlackRock since 2006. Prior to joining BlackRock, O'Connor was a Managing Director of MLIM from 2003 to 2006, and was a Director of MLIM from 1997 to 2002. O'Connor has been a portfolio manager with BlackRock or MLIM since 1991.

48. Defendant John D. Burger ("Burger") is a Portfolio Manager of certain of the Trusts, and has served as a Managing Director of BlackRock since 2006. Prior to joining BlackRock, Burger was a Managing Director of MLIM from 2002 to 2006 and a Director of MLIM from 1996 to 2004.

49. Defendant Daniel I. Chen ("Chen") is a Portfolio Manager of certain of the Trusts. Chen has been a portfolio manager at BlackRock since 2002, and has been with BlackRock since 1999.

50. Defendant Robert D. Sneeden ("Sneeden") is a Portfolio Manager of certain of the Trusts, and has served as a Director of BlackRock since 2006.

51. Defendant Michael A. Kalinoski ("Kalinoski") is a Portfolio Manager of certain of the Trusts, and has served as a Director of BlackRock since 2006.

52. Defendant Scott Amero ("Amero") was a Portfolio Manager of certain of the Trusts during 2008, and was the co-head of BlackRock's fixed income portfolio management group. Amero joined BlackRock in 1990.

53. Defendant Jonathan A. Clark ("Clark") was a Portfolio Manager of certain of the Trusts, and joined BlackRock in 2006.

54. Defendant Timothy T. Browse ("Browse") was a Portfolio Manager of certain of the Trusts, and joined BlackRock in 2006.

55. Defendant Fred K. Stuebe ("Stuebe") was a Portfolio Manager of certain of the Trusts, and joined BlackRock in 2006.

56. Defendant Donald C. Burke ("Burke") served as the President and CEO of the Trusts between 2007 and July 31, 2009.

57. The defendants identified in ¶¶ 38-56 are collectively referred to herein as the "Individual Defendants."

58. Defendant BlackRock, Inc. ("BlackRock") is a Delaware corporation with its principal executive offices located at 55 East 52nd Street, New York, New York. BlackRock is the largest publicly traded investment management firm. BlackRock focuses exclusively on

investment management and risk management, and serves institutional and retail investors in more than 100 countries including institutions, high net worth individuals and retail investors.

DUTIES OF THE INDIVIDUAL DEFENDANTS AND THE ADVISER

59. By reason of their positions as officers or trustees or the investment adviser of the Trusts and because of their ability to control the business affairs of the Trusts, the Individual Defendants and the Adviser owed the Trusts and their common shareholders the fiduciary obligations of good faith, trust, loyalty, and due care, and were required to use their utmost ability to control and manage the Trusts in a fair, just, honest, and equitable manner. The Defendants were required to act in furtherance of the best interests of the Trusts and their common shareholders so as to benefit all common shareholders equally and not in furtherance of the Defendants' personal interest or benefit where doing so would harm the Trusts or their common shareholders. In addition, the Defendants were required to maximize the value of the Trusts for the benefit of the common shareholders and were not permitted to provide preferential treatment to holders of the AMPS to the detriment of the Trusts and their common shareholders. Each Individual Defendant and the Adviser owed the Trusts and their common shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Trusts and in the use and preservation of their property and assets, and the highest obligations of fair dealing.

60. To discharge their duties, the Individual Defendants and the Adviser were required to exercise reasonable and prudent supervision over the management, policies, practices, and internal controls of the Trusts. By virtue of such duties, the Individual Defendants and the Adviser were required to, among other things: (i) exercise good faith in ensuring that the Trusts were operated in a diligent, honest, and prudent manner and complied with all applicable

federal and state laws, rules, regulations, and requirements, including acting only within the scope of their legal authority; and (ii) refrain from unduly benefiting themselves and other of the Trusts' insiders at the expense of the Trusts.

61. The Individual Defendants and the Adviser, because of their positions of control and authority as trustees or officers or the investment adviser of the Trusts, were able to and did, directly or indirectly, exercise control over the wrongful acts complained of herein.

FACTUAL ALLEGATIONS

62. Prior to redeeming the AMPS at issue in this case, according to the California Municipal Income Trust's Shareholder Report, filed with the Securities and Exchange Commission ("SEC") on January 7, 2008, as of October 31, 2007 the California Municipal Income Trust had $131,950,000 (liquidation value) of AMPS issued and outstanding. The California Municipal Income Trust also issued an additional $46,550,000 (liquidation value) of AMPS to BlackRock California Municipal Income Trust II AMPS holders, an additional $31,325,000 (liquidation value) of AMPS to BlackRock California Insured Municipal Income Trust AMPS holders, and an additional $22,450,000 (liquidation value) of AMPS to BlackRock California Municipal Bond Trust AMPS when those funds were reorganized into the California Municipal Income Trust on February 1, 2010.

63. Prior to redeeming the AMPS at issue in this case, according to the Credit Allocation Income Trust II's Shareholder Report, filed with the SEC on January 7, 2008, as of October 31, 2007 the Credit Allocation Income Trust II had $550,000,000 (liquidation value) of AMPS issued and outstanding.

64. Prior to redeeming the AMPS at issue in this case, according to the Credit Allocation Income Trust IV's Shareholder Report, filed with the SEC on January 11, 2008, as of

October 31, 2007 the Credit Allocation Income Trust IV had $462,000,000 (liquidation value) of AMPS issued and outstanding.

65. Prior to redeeming the AMPS at issue in this case, according to the Insured Municipal Income Investment Trust's Shareholder Report, filed with the SEC on May 5, 2008, as of February 29, 2008 the Insured Municipal Income Investment Trust had $76,000,000 (liquidation value) of AMPS issued and outstanding.

66. Prior to redeeming the AMPS at issue in this case, according to the Insured Municipal Income Trust's Shareholder Report, filed with the SEC on May 5, 2008, as of February 29, 2008 the Insured Municipal Income Trust had $228,975,000 (liquidation value) of AMPS issued and outstanding.

67. Prior to redeeming the AMPS at issue in this case, according to the Municipal Bond Investment Trust's Shareholder Report, filed with the SEC on May 5, 2008, as of February 29, 2008 the Municipal Bond Investment Trust had $29,775,000 (liquidation value) of AMPS issued and outstanding.

68. Prior to redeeming the AMPS at issue in this case, according to the Municipal Income Trust's Shareholder Report, filed with the SEC on January 4, 2008, as of October 31, 2007 the Municipal Income Trust had $375,125,000 (liquidation value) of AMPS issued and outstanding.

69. Prior to redeeming the AMPS at issue in this case, according to the New Jersey Municipal Income Trust's Shareholder Report, filed with the SEC on July 3, 2008, as of April 30, 2008 the New Jersey Municipal Income Trust had $63,800,000 (liquidation value) of AMPS issued and outstanding.

70. Prior to redeeming the AMPS at issue in this case, according to the New York Insured Municipal Income Trust's Shareholder Report, filed with the SEC on May 5, 2008, as of February 29, 2008 the New York Insured Municipal Income Trust had $56,000,000 (liquidation value) of AMPS issued and outstanding.

71. Prior to redeeming the AMPS at issue in this case, according to the New York Municipal Bond Trust's Shareholder Report, filed with the SEC on May 5, 2008, as of February 29, 2008 the New York Municipal Bond Trust had $24,200,000 (liquidation value) of AMPS issued and outstanding.

72. Prior to redeeming the AMPS at issue in this case, according to the Strategic Municipal Trust's Shareholder Report, filed with the SEC on March 7, 2008, as of December 31, 2007 the Strategic Municipal Trust had $62,000,000 (liquidation value) of AMPS issued and outstanding.

73. The AMPS are preferred securities issued by the Trusts in several series with a liquidation value of $25,000 per share, whose dividend rates are periodically reset through "Dutch" auctions, which are conducted at 7 or 28 day intervals, depending on the series of the AMPS.

74. In a successful Dutch auction, bidders offer to buy a specific number of shares at the lowest interest rate they would accept for purchasing those shares at their liquidation value. The auction is run by a broker/dealer, who ranks the incoming bids from the lowest to highest minimum bid rate. Holders of AMPS have three options: (1) the holder may issue a Hold order, which means the holder would remove the shares from the auction regardless of the new interest rate; (2) the holder may issue a Bid or Hold at Rate order, which means the holder would sell his shares if an acceptable rate was met; or (3) the holder may issue a Sell order, which means the

AMPS would be sold to a bidder regardless of the new interest rate, assuming the auction does not fail. The broker/dealer running the auction matches the bids and offers, and the periodic interest rate is then reset to the lowest bid rate at which all of the shares offered for sale can be sold at liquidation value.

75. In a failed auction there are insufficient bids to purchase all the shares offered by sellers. In the event of a failed auction, the prospectuses and terms of the AMPS provide for the interest rate to be reset to a preset maximum rate in order to compensate AMPS holders who were not able to sell. Payment of interest at this interest rate is the sole compensation available to the AMPS holders in the event of a failed auction.

76. The ability of the holders of AMPS to sell the AMPS in the periodic auctions, assuming that sufficient bids were submitted by other investors for the auctions to succeed, gave the appearance that the AMPS were highly liquid. During the period from the issuance of the AMPS until approximately the end of 2007, this was generally true: there were sufficient bids for the auctions to succeed, enabling AMPS holders who wished to do so, to sell their AMPS in the auctions.

77. However, the terms of the AMPS and the prospectuses for the AMPS put investors on notice that the Trusts could not ensure liquidity for the AMPS, and that the Adviser had no duty to submit bids in the periodic auctions that reset interest rates. Investors in the AMPS were also warned that, absent specified circumstances that have not occurred, the holders of the AMPS had no right to have their AMPS redeemed at liquidation value and that the Trusts were under no obligation to redeem the AMPS. The terms of the AMPS and the prospectuses for the AMPS also put investors on notice that they may not be able to sell any or all of the AMPS, and that they may not be able to sell them at their liquidation value.

78. The terms of the AMPS and the prospectuses for the AMPS also cautioned investors of the very risks that materialized when the auction rate market dried up, as one auction after another failed due to insufficient demand from buyers, causing the AMPS to become unsellable. The prospectuses for the AMPS stated:

> Investors in AMPS should consider the following factors: ...
>
> - ***Neither broker–dealers nor the Fund are obligated to purchase shares of AMPS in an auction or otherwise nor is the Fund required to redeem shares of AMPS in the event of a failed auction.***
> - If sufficient bids do not exist in an auction, the applicable dividend rate will be the maximum applicable dividend rate, and in such event, owners of AMPS wishing to sell will not be able to sell all, and may not be able to sell any, AMPS in the auction. As a result, investors may not have liquidity of investment. (Emphasis added.)

Prospectus for Credit Allocation Income Trust II at 7 (May 22, 2003). The prospectuses for the Trusts uniformly used the same, or substantially similar, language.

79. Additionally, the prospectuses stated that the broker-dealers were under no obligation to maintain a secondary trading market for the AMPS, that the broker-dealers were not required to provide or maintain liquidity for the AMPS, and that the value of the AMPS may fluctuate from their liquidity value of $25,000 per share – particularly between auctions:

> *Secondary Market.* The broker–dealers intend to maintain a secondary trading market in the AMPS outside of auctions; however, they have no obligation to do so and there can be no assurance that a secondary market for the AMPS will develop or, if it does develop, that it will provide holders with a liquid trading market. The AMPS will not be registered on any stock exchange or on any automated quotation system. An increase in the level of interest rates likely will have an adverse effect on the secondary market price of the AMPS, and a selling shareholder may have to sell AMPS between auctions at a price per share of less than $25,000.
>
> * * *
>
> *Secondary Trading Market.* The Broker–Dealers intend to maintain a secondary trading market in the AMPS outside of Auctions; however, they have no obligation to do so and there can be no assurance that a secondary market for the

> AMPS will develop or, if it does develop, that it will provide holders with a liquid trading market (*i.e.*, trading will depend on the presence of willing buyers and sellers and the trading price is subject to variables to be determined at the time of the trade by the Broker–Dealers). The AMPS will not be registered on any stock exchange or on any automated quotation system. An increase in the level of interest rates, particularly during any Long–Term Dividend Period, likely will have an adverse effect on the secondary market price of the AMPS, and a selling shareholder may sell AMPS between Auctions at a price per share of less than $25,000.

Prospectus for Credit Allocation Income Trust II at 7 and 40 (May 22, 2003). The prospectuses for the Trusts uniformly used the same, or substantially similar, language.

80. Further, in the event of a failed auction, the Prospectus for the Trusts also cautioned AMPS investors that:

> If Sufficient Clearing Bids have not been made ... the Dividend Period next following the Auction automatically will be a 7–Day Dividend Period [or a] 28–Day Dividend Period ... and the Applicable Rate for such Dividend Period will be equal to the Maximum Applicable Rate.
>
> If Sufficient Clearing Bids have not been made, Beneficial Owners that have Submitted Sell Orders will not be able to sell in the Auction all, and may not be able to sell any, shares of AMPS subject to such Submitted Sell Orders.

Prospectus for Credit Allocation Income Trust II at 38 (May 22, 2003). The prospectuses for the Trusts uniformly used the same, or substantially similar, language.

81. Beginning in February 2008, the auction market for AMPS dried up, as one auction after another failed due to insufficient demand from buyers, causing the AMPS to become unsellable. Bidders refused to buy the AMPS at interest rates acceptable to existing holders of the AMPS, and the holders of the AMPS refused to sell the AMPS at interest rates acceptable to the Bidders. In particular, the Adviser and other large financial institutions stopped bidding in the AMPS auctions (in which they had no obligation to bid), and no active secondary market for the AMPS existed. To date, the auctions have continued to fail.

82. Since February 2008, a very limited secondary market in auction rate securities, such as the AMPS, has resulted in transactions in limited volumes at significant discounts from their liquidation value, including, for example, transactions at 70 to 80 cents on the dollar. In recognition of this discounted value, certain broker-dealers have valued the AMPS below their liquidation value on client statements.

83. Other financial institutions have recognized that AMPS are not worth their liquidation value in the current environment. For example, on June 4, 2009, Pioneer Investment Management, Inc. and two Pioneer closed-end management investment companies that also issued AMPS (referred to by Pioneer as ARPS) stressed the illiquidity of the securities and their deflated value in a filing with the SEC:

> The auction markets for the ARPS issued by the Trusts are not currently functioning, and the Trusts and the Adviser believe that auction markets for existing ARPS are unlikely to function normally again. The Trusts and the Adviser also believe that an established secondary market for ARPS that would assure that the holders of ARPS would receive the liquidation preference of $25,000 per share does not exist and that no such secondary market is likely to develop. As the auction process is no longer functioning and in the absence of an established secondary market that would provide the holders of ARPS with the liquidation preference of $25,000, there is currently no reliable mechanism for holders of ARPS, including the holders of the Trusts' ARPS, to obtain liquidity.

Amendment No. 1 to the Application to Section 6(c), 17(b), and 17(d) of the Investment Trust Act of 1940 and Rule 17d-1 thereunder exempting applicants to the extent necessary from Section 17(a)(2) of the Act and permitting certain joint transactions in accordance with Section 17(d) of the Act and Rule 17d-1.

84. The Adviser, however, has declined to value the AMPS at prices below their liquidation value, as doing so would force the Adviser and its affiliates to recognize large losses on their own holdings of AMPS and other auction rate securities.

85. Despite the continued failed auctions and the absence of an active secondary market, beginning in May 2008, the Trusts announced that they would commence redeeming the AMPS at their liquidation value. The redemptions were executed using the Trusts' assets, causing cash and other assets of the Trusts that were part of the common shareholders' investment to be used to borrow funds that were distributed to the AMPS holders and thus causing financial harm to the Trusts and their common shareholders.

86. To date, the Adviser and Individual Defendants who control the California Municipal Income Trust have caused the California Municipal Income Trust to redeem $109,050,000 worth of AMPS,[3] despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the California Municipal Income Trust's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the California Municipal Income Trust has redeemed (at liquidation value) $109,050,000 worth of AMPS as follows:

Date Notification of Redemption Filed	**AMPS Series & Redemption Date**	**Number of AMPS Redeemed**	**Dollar Amount of AMPS Redeemed Per Redemption**
June 19, 2009	R7 on July 10, 2009	598	$14,950,000
June 19, 2009	T7 on July 8, 2009	598	$14,950,000
June 2, 2008	R7 on June 27, 2008	621	$15,525,000
June 2, 2008	T7 on June 25, 2008	621	$15,525,000
Totals:		***2,438***	***$60,950,000***

87. To date, the Adviser and Individual Defendants who control the Credit Allocation Income Trust II have caused the Credit Allocation Income Trust II to redeem $380,975,000

[3] Including $25,400,000 in AMPS redeemed by the BlackRock California Municipal Income Trust II, $15,175,000 in AMPS redeemed by the BlackRock California Insured Municipal Income Trust, and $7,525,000 in AMPS redeemed by the BlackRock California Municipal Bond Trust, prior to their February 1, 2010 reorganization into the California Municipal Income Trust.

worth of AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Credit Allocation Income Trust II's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Credit Allocation Income Trust II has redeemed (at liquidation value) $380,975,000 worth of AMPS as follows:

Date Notification of Redemption Filed	AMPS Series & Redemption Date	Number of AMPS Redeemed	Dollar Amount of AMPS Redeemed Per Redemption
March 27, 2009	M-7 on April 14, 2009	107	$2,675,000
March 27, 2009	T-7 on April 15, 2009	107	$2,675,000
March 27, 2009	W-7 on April 16, 2009	107	$2,675,000
March 27, 2009	TH-7 on April 13, 2009	107	$2,675,000
March 27, 2009	F-7 on April 13, 2009	107	$2,675,000
March 27, 2009	W-28 on May 7, 2009	153	$3,825,000
March 27, 2009	TH-28 on April 24, 2009	153	$3,825,000
February 24, 2009	M7 on March 17, 2009	203	$5,075,000
February 24, 2009	T7 on March 18, 2009	203	$5,075,000
February 24, 2009	W7 on March 19, 2009	203	$5,075,000
February 24, 2009	TH7 on March 13, 2009	203	$5,075,000
February 24, 2009	F7 on March 16, 2009	203	$5,075,000
February 24, 2009	W28 on April 9, 2009	292	$7,300,000
February 24, 2009	TH28 on March 27, 2009	292	$7,300,000
November 25, 2008	M7 on December 16, 2008	229	$5,725,000
November 25, 2008	T7 on December 17, 2008	229	$5,725,000
November 25, 2008	W7 on December 18, 2008	229	$5,725,000
November 25, 2008	R7 on December 12, 2008	229	$5,725,000
November 25, 2008	F7 on December 15, 2008	229	$5,725,000
November 25, 2008	W28 on December 18, 2008	327	$8,175,000
November 25, 2008	R28 on January 2, 2009	327	$8,175,000
May 19, 2008	M7 on June 10, 2008	1,400	$35,000,000

May 19, 2008	T7 on June 11, 2008	1,400	$35,000,000
May 19, 2008	W7 on June 5, 2008	1,400	$35,000,000
May 19, 2008	TH7 on June 6, 2008	1,400	$35,000,000
May 19, 2008	F7 on June 9, 2008	1,400	$35,000,000
May 19, 2008	W28 on June 5, 2008	2,000	$50,000,000
May 19, 2008	TH28 on June 20, 2008	2,000	$50,000,000
Totals:		***15,239***	***$380,975,000***

88. To date, the Adviser and Individual Defendants who control the Credit Allocation Income Trust IV have caused the Credit Allocation Income Trust IV to redeem $231,000,000 worth of AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Credit Allocation Income Trust IV's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Credit Allocation Income Trust IV has redeemed (at liquidation value) $231,000,000 worth of AMPS as follows:

Date Notification of Redemption Filed	**AMPS Series & Redemption Date**	**Number of AMPS Redeemed**	**Dollar Amount of AMPS Redeemed Per Redemption**
May 19, 2008	T7 on June 11, 2008	2,310	$57,750,000
May 19, 2008	W7 on June 12, 2008	2,310	$57,750,000
May 19, 2008	R7 on June 13, 2008	2,310	$57,750,000
May 19, 2008	F7 on June 9, 2008	2,310	$57,750,000
Totals:		***9,240***	***$231,000,000***

89. To date, the Adviser and Individual Defendants who control the Insured Municipal Income Investment Trust have caused the Insured Municipal Income Investment Trust to redeem $33,725,000 worth of AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Insured Municipal

Income Investment Trust's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Insured Municipal Income Investment Trust has redeemed (at liquidation value) $33,725,000 worth of AMPS as follows:

Date Notification of Redemption Filed	**AMPS Series & Redemption Date**	**Number of AMPS Redeemed**	**Dollar Amount of AMPS Redeemed Per Redemption**
June 19, 2009	M7 on July 14, 2009	84	$2,100,000
June 2, 2008	M7 on June 24, 2008	1,265	$31,625,000
Totals:		***1,349***	***$33,725,000***

90. To date, the Adviser and Individual Defendants who control the Insured Municipal Income Trust have caused the Insured Municipal Income Trust to redeem $91,725,000 worth of AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Insured Municipal Income Trust's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Insured Municipal Income Trust has redeemed (at liquidation value) $91,725,000 worth of AMPS as follows:

Date Notification of Redemption Filed	**AMPS Series & Redemption Date**	**Number of AMPS Redeemed**	**Dollar Amount of AMPS Redeemed Per Redemption**
June 19, 2009	F7 on July 13, 2009	169	$4,225,000
June 19, 2009	M7 on July 14, 2009	169	$4,225,000
June 19, 2009	R7 on July 10, 2009	169	$4,225,000
June 2, 2008	F7 on June 30, 2008	1,054	$26,350,000
June 2, 2008	M7 on June 24, 2008	1,054	$26,350,000
June 2, 2008	R7 on June 27, 2008	1,054	$26,350,000
Totals:		***3,669***	***$91,725,000***

91. To date, the Adviser and Individual Defendants who control the Municipal Bond Investment Trust have caused the Municipal Bond Investment Trust to redeem $11,925,000 worth of AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Municipal Bond Investment Trust's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Municipal Bond Investment Trust has redeemed (at liquidation value) $11,925,000 worth of AMPS as follows:

Date Notification of Redemption Filed	AMPS Series & Redemption Date	Number of AMPS Redeemed	Dollar Amount of AMPS Redeemed Per Redemption
June 19, 2009	W7 on July 9, 2009	333	$8,325,000
June 2, 2008	W7 on June 26, 2008	144	$3,600,000
Totals:		***477***	***$11,925,000***

92. To date, the Adviser and Individual Defendants who control the Municipal Income Trust have caused the Municipal Income Trust to redeem $104,250,000 worth of AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Municipal Income Trust's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Municipal Income Trust has redeemed (at liquidation value) $104,250,000 worth of AMPS as follows:

Date Notification of Redemption Filed	AMPS Series & Redemption Date	Number of AMPS Redeemed	Dollar Amount of AMPS Redeemed Per Redemption
June 19, 2009	F7 on July 13, 2009	178	$4,450,000
June 19, 2009	M7 on July 14, 2009	178	$4,450,000

June 19, 2009	R7 on July 10, 2009	178	$4,450,000
June 19, 2009	T7 on July 8, 2009	178	$4,450,000
June 19, 2009	W7 on July 9, 2009	178	$4,450,000
June 2, 2008	F7 on July 30, 2008	656	$16,400,000
June 2, 2008	M7 on July 24, 2008	656	$16,400,000
June 2, 2008	R7 on July 27, 2008	656	$16,400,000
June 2, 2008	T7 on July 25, 2008	656	$16,400,000
June 2, 2008	W7 on July 26, 2008	656	$16,400,000
Totals:		***4,170***	***$104,250,000***

93. To date, the Adviser and Individual Defendants who control the New Jersey Municipal Income Trust have caused the New Jersey Municipal Income Trust to redeem $4,700,000 worth of AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the New Jersey Municipal Income Trust's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the New Jersey Municipal Income Trust has redeemed (at liquidation value) $4,700,000 worth of AMPS as follows:

Date Notification of Redemption Filed	AMPS Series & Redemption Date	Number of AMPS Redeemed	Dollar Amount of AMPS Redeemed Per Redemption
June 19, 2009	R7 on July 10, 2009	55	$1,375,000
June 2, 2008	R7 on June 27, 2008	133	$3,325,000
Totals:		***188***	***$4,700,000***

94. To date, the Adviser and Individual Defendants who control the New York Insured Municipal Income Trust have caused the New York Insured Municipal Income Trust to redeem $15,425,000 worth of AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the New York Insured

Municipal Income Trust's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the New York Insured Municipal Income Trust has redeemed (at liquidation value) $15,425,000 worth of AMPS as follows:

Date Notification of Redemption Filed	AMPS Series & Redemption Date	Number of AMPS Redeemed	Dollar Amount of AMPS Redeemed Per Redemption
June 19, 2009	R7 on July 10, 2009	44	$1,100,000
June 2, 2008	R7 on June 27, 2008	573	$14,325,000
Totals:		***617***	***$15,425,000***

95. To date, the Adviser and Individual Defendants who control the New York Municipal Bond Trust have caused the New York Municipal Bond Trust to redeem $2,075,000 worth of AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the New York Municipal Bond Trust's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the New York Municipal Bond Trust has redeemed (at liquidation value) $2,075,000 worth of AMPS as follows:

Date Notification of Redemption Filed	AMPS Series & Redemption Date	Number of AMPS Redeemed	Dollar Amount of AMPS Redeemed Per Redemption
June 19, 2009	T7 on July 8, 2009	11	$275,000
June 2, 2008	T7 on June 25, 2008	72	$1,800,000
Totals:		***83***	***$2,075,000***

96. To date, the Adviser and Individual Defendants who control the Strategic Municipal Trust have caused the Strategic Municipal Trust to redeem $19,025,000 worth of

AMPS, despite the fact that the securities are not worth their liquidation value and cannot otherwise be sold at this value. According to the Strategic Municipal Trust's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, to date the Strategic Municipal Trust has redeemed (at liquidation value) $19,025,000 worth of AMPS as follows:

Date Notification of Redemption Filed	**AMPS Series & Redemption Date**	**Number of AMPS Redeemed**	**Dollar Amount of AMPS Redeemed Per Redemption**
June 19, 2009	W7 on July 9, 2009	191	$4,775,000
June 2, 2008	W7 on June 26, 2008	570	$14,250,000
Totals:		***761***	***$19,025,000***

97. The Trusts and their common shareholders were harmed by the refinancing of the AMPS undertaken in connection with the redemptions. To redeem the AMPS without sacrificing leverage, the Trusts received approval from the Trusts' Board of Trustees to refinance the leverage through the use of TOBs and reverse repurchase agreements.

98. TOBs are derivative securities created by depositing municipal bonds into specially created trusts established by broker-dealers and then having the trust issue new securities ("floaters") based on that deposit. In exchange for the deposit, the fund receives a residual security interest, which receives all cash flows from the investment after first paying interest to the floaters, plus all trust-related fees.

99. The use of TOBs increased the costs and risks to the Trusts while not providing any financial benefits to the Trusts or their common shareholders. The TOBs financing was obtained at significantly higher interest rates than the maximum applicable rate payable on the AMPS. Since the beginning of 2008, market forces have driven down the index rate used to

calculate the maximum applicable rates payable on the AMPS, making the cost of the TOBs financing significantly higher than the cost of the AMPS. Moreover, to obtain TOBs financing, the Trusts were required to provide high-grade collateral that pays less interest than other securities the Trusts would otherwise have invested in, and the Trusts were required to sell lower grade bonds into a distressed market. In addition, fees associated with TOBs were, on information and belief, roughly four times higher than the corresponding AMPS fees.

100. The replacement of the AMPS with TOBs financing also introduced the possibility that the substituted leverage could be withdrawn at the discretion of the broker-dealer providing the TOBs financing. Whereas the AMPS were issued for 30 to 40 year terms, and sometimes with perpetual terms, TOBs can be unwound on short notice at the discretion of the bank or broker-dealer providing the financing. Also, the use of TOBs changes the existing debt coverage ratio from a required 2:1 under AMPS to 3:1 under the TOBs, thus limiting the Trusts' ability to invest their assets. The Trusts also face the possible risk of a decline in income if a rise in short-term interest rates increases the interest payable to the floaters at the expense of the residual shares.

101. Reverse repurchase agreements are an agreement between a borrower (here, the Trusts) and a lender to use financial securities as collateral for a cash loan at a fixed rate of interest. In exchange for the cash loan, the Trusts agreed to sell securities to a lender, and also agreed to buy the same securities back from the lender at a higher price at some future date. However, reverse repurchase agreements have an effect on a Trusts' risk profile, and introduce risk features inherent to reverse repurchase agreements, including market risk, counterparty risk, and leverage risk.

102. Since the repurchase is for a specific time and price, while unfettered ownership passes to the lender, the risk of ownership of the securities continues to rest on the borrower (as if no change of ownership had occurred). In other words, if the securities prices should fall, it hurts the Trusts and not the lender, since the Trusts have to buy these securities back at the end of the loan at the agreed price. In this case, while the Trusts continue to maintain the risk of ownership of the securities they have pledged as collateral, during the time of the reverse repurchase agreement the Trusts have lost control over the securities pledged as collateral for the cash loan. Thus, if the price of the securities pledged as collateral decline, the Trusts immediately lose money and are not able to do anything about it (such as sell the security or otherwise mitigate the loss) until those securities are redeemed from the lender.

103. Often lenders also require that the securities pledged as collateral be greater than the amount of the cash loan, which serves to protect the lender if the value of a security pledged as collateral falls during the time of the agreement. This however has a negative effect on the Trusts, who must "over-collateralize" the amount of the cash loan it seeks, which thus lock up an additional amount of securities over and above the amount of the cash loan the Trusts seek – all the while bearing the risk that the value of that collateral will decline and the Trust will be unable to sell or otherwise dispose of any securities whose value is falling.

104. Counterparty risk is also introduced to the Trusts when they enter into reverse repurchase agreements, as weaker counterparties may expose the Trusts to the possibility of a failed transaction. In the event of a counterparty default with securities pledged as collateral, that collateral may be subject to a court imposed bankruptcy stay, thus further inhibiting the Trusts ability to access its securities pledged as collateral.

105. In addition, reverse repurchase agreements create leverage risks because the Trust must repurchase the underlying securities at higher prices, regardless of the market value of the securities at the time they are repurchased.

106. Replacing the AMPS with TOBs and reverse repurchase agreements harmed the Trusts and their common shareholders by causing the Trusts to refinance at higher rates, to pay additional fees, and take on increased risks. For example, on information and belief, the added cost of the financing, including fees associated with the TOBs, was between 60 and 150 basis points.

107. The TOBs and reverse repurchase agreements also constrained the Trusts' financing flexibility and forced the Trusts to take on additional risk than that which was present with the AMPS. For example, the TOBs and reverse repurchase agreements provide only short term leverage which is more susceptible to being withdrawn, whereas the leverage provided by the AMPS was longer term and could not be withdrawn for the term of the AMPS (normally a minimum of 30 years).

108. Finally, because the Trusts redeemed the AMPS at their liquidation value, the Trusts had to obtain significantly more financing than would have otherwise been required had they redeemed the AMPS at their market value.

109. Defendants Davis and Gabbay, and the Trusts' trustees, have explicitly acknowledged that they owe fiduciary duties to the common shareholders of the Trusts, and that they owe no fiduciary duty to the holders of the AMPS to redeem the AMPS at their liquidation value, or at all (absent circumstances specified in the terms of the AMPS that have not occurred). For example, in an action brought by AMPS holders against certain BlackRock closed-end municipal mutual funds – ***including some of the Funds at issue in this case*** – and Defendants

Davis and Gabbay (as well as against the rest of the Trusts' trustees – Richard E. Cavanagh, Karen P. Robards, G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard and W. Carl Kester) in which the AMPS holders alleged that the trusts and their Boards had a fiduciary duty to redeem the AMPS at their liquidation value after the auctions failed, the defendants in their Motion to Dismiss stated:

> [A]s a matter of law, the Defendants owe fiduciary duties to preferred shareholders, if at all, solely with respect to rights, if any, they share equally with common shareholders, such as a right to vote on corporate transactions. Here, however, the Funds' preferred and common stock have no shared right to redemption. ... [The governing fund documents specify the AMPS holder's] contractual rights and preferences as an holder. These fund documents ... expressly provide that the [AMPS] holders have no right to redemption following a failed auction.

Amegy Bank, N.A. v. Arch, et al., No. 09 Civ. 0754 (HB), Memorandum of Law in Support of Motion to Dismiss the Amended Complaints, at 2-3 (S.D.N.Y. filed Apr. 23, 2009). The *Amegy Bank* action was voluntarily discontinued pursuant to a settlement between the parties to that action before any decision on the Motion to Dismiss.

110. The defendants in the *Amegy Bank* action also stated in their Motion to Dismiss that "the issuing documents impose ***no obligation whatsoever*** on the Funds or Defendants to redeem the [AMPS] following a failed auction or to maintain a liquid market for the [AMPS]." *Id.* at 6 (emphasis added). Additionally, the defendants argued in their Motion to Dismiss that they:

> [O]we fiduciary duties to preferred shareholders, if at all, only to the extent that the rights of common stock and preferred stock intersect. ... For example, where both securities have voting rights, the directors may owe fiduciary duties of candor to the shareholders of both types of securities when soliciting their votes. Absent any such intersection, however, the rights of preferred stockholders are contractual in nature....

> [The AMPS holders'] right of redemption is not a right shared equally with the common shareholders of the Funds. On the contrary, it is an alleged preferential right. ... Thus, ... the Funds' Issuing Documents ... determine what right, if any, [an AMPS holder] has with respect to redemption of [AMPS] it holds. As previously noted, the Issuing Documents expressly address the Fund's obligation to redeem the [AMPS], and ***no such obligation exists in the event of a failed auction***. [The AMPS holders] cannot now rewrite the terms of the governing documents....

Id. at 13-16 (emphasis added).

111. The Defendants were improperly motivated to redeem the AMPS at their liquidation value in order to benefit the Adviser and its affiliates by preserving other business relationships with the AMPS holders. Because the AMPS are denominated at a liquidation value of $25,000 per share, AMPS holders typically include institutional investors such as hedge funds, commercial banks, investment banks, and broker-dealers, some of whom also sponsored issuances of auction rate securities by closed-end mutual funds advised by their affiliated investment advisers. AMPS holders also include high-net-worth individuals, some of whose accounts are managed by stockbrokers who deal exclusively with high-net-worth investors. Such individuals and brokers are generally larger and more lucrative clients of the Adviser and its affiliates than are most common shareholders of the Trusts, who generally acquired their common shares of the Trusts in secondary market transactions on the stock exchange and either are not clients of the Adviser and its affiliates, or are typically smaller investors than the AMPS holders. On information and belief, the Adviser and its affiliates also have substantial business relationships unrelated to the Trusts with the financial institutions and individuals that hold the AMPS and the brokers for the AMPS holders. On information and belief, some AMPS holders or their brokers have also threatened to stop investing in other financial products offered by the Adviser and its affiliates if the Adviser did not cause the Trusts to redeem the AMPS at their liquidation value. The Defendants were therefore incentivized to redeem AMPS at their

liquidation value in order to retain the assets of larger institutional and high-net-worth clients, both in the Trusts and with respect to investments in the Adviser's and its affiliates' other investment products.

112. Additionally, the Trusts portfolio managers' compensation and the Adviser's management and advisory fees were based on the amount of assets under management, which would suffer severely if clients pulled their money out of the Adviser's or their affiliates' products, or if in the future brokers directed their clients' money elsewhere. Thus, Defendants redeemed the AMPS at their liquidation value at the expense of the Trusts and their common shareholders to protect the Adviser's and its affiliates' relationships with institutional and high-net-worth investors, and to protect the present and future compensation and fees those relationships generated for the portfolio managers, the Adviser and its affiliates.

113. On information and belief, the Adviser also had an incentive to create the appearance that the AMPS were worth more than their true value because the Adviser and its affiliates were carrying large quantities of AMPS and other auction rate securities on their own balance sheets. Thus, in addition to providing liquidity for the AMPS holders and enabling them to avoid incurring losses by selling AMPS at market prices, the Trusts' redemption of the AMPS at their liquidation value also enabled the Adviser and its affiliates to avoid substantial writedowns on the substantial volumes of AMPS and auction rate securities of other issuers which, on information and belief, were held by the Adviser and its affiliates.

114. On information and belief, the Adviser and its affiliates avoided recognizing large losses on their own holdings of AMPS and other auction rate securities through tacit or explicit cooperation between the advisers of different families of closed-end funds to redeem the AMPS of the closed-end funds advised by them at liquidation value. This was done so that none of the

financial institutions holding such securities would have to write them down to their true, below-liquidation value. Thus, the advisers acted together to avoid losses on their own balance sheets.

115. Defendants' decision to redeem the AMPS at their liquidation value injured the Trusts and their common shareholders because the redemptions used the Trusts' assets to redeem the AMPS for significantly more than their fair value or market value.

116. The Trusts and their common shareholders were also harmed by the cost and risk of replacing the AMPS with TOBs and reverse repurchase agreements.

DERIVATIVE AND DEMAND ALLEGATIONS

117. Plaintiffs bring this action derivatively in the right and for the benefit of the Trusts to redress the Individual Defendants' and the Adviser's breaches of fiduciary duties owed to the Trusts and their common shareholders.

118. Plaintiffs are common shareholders of the Trusts, were common shareholders of the Trusts at the time of the wrongdoing alleged herein, and have been common shareholders of the Trusts continuously since that time.

119. Plaintiffs will adequately and fairly represent the interests of the Trusts and their common shareholders in enforcing and prosecuting their rights.

120. On April 8, 2010 and April 30, 2010, Plaintiffs made demands (the "Demands") on the Board of Trustees of the Trusts to take action against the Individual Defendants and the Adviser and to recover the damages to the Trusts. Attached hereto as "Exhibit A" are copies of the Demands.

121. On May 17, 2010 the Board of Trustees of the Trusts informed Plaintiffs that it had discussed the Demands in a recent meeting, but believed that it would take "approximately

60 days to consider fully and develop a response" to the Demands. Attached hereto as "Exhibit B" is a copy of the Board's May 17, 2010 letter to Plaintiffs.

122. On July 7, 2010 Plaintiffs informed the Trusts that they believed it imperative that the Trusts cease any additional AMPS redemptions while the Board of Trustees carried out its investigation of the allegations contained in the Demands, and asked that the Trusts confirm by July 12, 2010 whether the Board of Trustees would agree to cease causing the Trusts to redeem additional AMPS during the pendency of its investigation. Attached hereto as "Exhibit C" is a copy of Plaintiffs' July 7, 2010 letter to the Trusts.

123. The Trusts failed to respond to Plaintiffs request until July 15, 2010, when the Demand Review Committee (the "Committee"), established by the Trusts' Boards, informed Plaintiffs that it would refuse to commit to not causing the Trusts to redeem additional AMPS during the pendency of its investigation. Additionally, the Committee informed Plaintiffs that its "current expectation" was that the Demand Review should now be completed by the end of August. Attached hereto as "Exhibit D" is a copy of the Committee's July 15, 2010 letter to Plaintiffs.

124. Neither the Board nor the Demand Committee has responded to the Demands in good faith. Further, their purported investigation is unreasonable and inadequate because both the Board and the Demand Committee have delayed responding to the Demands, and have refused to suspend additional redemptions of AMPS during the pendency of its purported investigation.

125. Given the Board and Demand Committee's failure to respond in good faith to the Demands, and the exigent circumstances arising out of Defendants' ability to continue causing

the Trusts to redeem additional AMPS during the pendency of its investigation, Plaintiffs have waited a reasonable amount of time prior to filing their Complaint.

COUNT I

Against the Individual Defendants and the Adviser for Breaches of Fiduciary Duty

126. Plaintiffs incorporate by reference and reallege each and every allegation set forth above, as though fully set forth herein.

127. Each of the Individual Defendants and the Adviser owe and owed to the Trusts the fiduciary duties of good faith, loyalty, and due care in management and administration of the affairs of the Trusts and in the use and preservation of the Trusts' property and assets.

128. By agreeing to act as trustees or officers of the Trusts, the Individual Defendants accepted their obligations of good faith, loyalty, and due care, to control and manage the Trusts in a fair, just, honest, and equitable manner, and to act in furtherance of the best interests of the Trusts and their common shareholders.

129. By agreeing to manage the Trusts' portfolios, including the selection of securities and overall management of the Trusts' business and investment strategies, the Adviser accepted its obligations of good faith, loyalty, and due care, to control and manage the Trusts in a fair, just, honest, and equitable manner and to act in furtherance of the best interests of the Trusts and their common shareholders.

130. To discharge those duties, the Individual Defendants and the Adviser were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Trusts and to maintain the value of the Trusts for the common shareholder class and not give preferential treatment to the AMPS holders except to the extent expressly required by the contractual terms of the AMPS.

131. As alleged in detail herein, Defendants breached their fiduciary duties of good faith, loyalty, and due care by favoring the interests of the AMPS holders by causing the Trusts to redeem the AMPS at their liquidation value at the expense of the Trusts and their common shareholders, and in the absence of any fiduciary or contractual obligation to the AMPS holders to redeem the AMPS at their liquidation value.

132. Redeeming the AMPS at their liquidation value at the expense of the Trusts was impermissible because it was contrary to the best interests of the Trusts and their common shareholders. By redeeming the AMPS at their liquidation value, the Individual Defendants and the Adviser failed to protect the value of the Trusts for the common shareholders. The Individual Defendants and the Adviser effectively misappropriated the assets of the Trusts and transferred those assets to persons who were not entitled to the assets, *i.e.,* the AMPS holders, for the improper purpose of preserving lucrative relationships of the Adviser and its affiliates with those persons.

133. Plaintiffs have demanded to the Boards that the Trusts refrain from all further redemptions of AMPS at their liquidation value and recover from the Individual Defendants and the Adviser the damages caused to the Trusts and their common shareholders arising out of the improper redemption of the AMPS. That demand has been refused.

134. As a result of the Defendants' breaches of fiduciary duties, the Trusts sustained substantial damages and will continue to suffer damages if additional AMPS are redeemed at their liquidation value.

135. The Individual Defendants' and the Adviser's misconduct was not, and could not have been, an exercise of a good faith and valid business judgment. Rather, as alleged herein, the redemptions were intended to promote the interests of the Adviser and its affiliates, unrelated

to the business of the Trusts, in other business between the Adviser and its affiliates, on the one hand, and the holders of the AMPS, on the other hand, and to protect the interests of the Adviser and its affiliates in avoiding writedowns of the value of AMPS and other auction rate securities held by them.

136. The Individual Defendants and the Adviser are liable to the Trusts as a result of the acts alleged herein.

COUNT II

Against the Individual Defendants and the Adviser for Waste of Assets of the Trusts

137. Plaintiffs incorporate by reference and reallege each and every allegation set forth above, as though fully set forth herein.

138. The Individual Defendants and the Adviser caused the Trusts to redeem the AMPS, which constituted an acquisition of assets (the AMPS) by the Trusts using the Trusts' assets at prices far in excess of the market value and fair value of the assets. Since the AMPS could not otherwise be sold at their liquidation value, redeeming the AMPS effectively shifted the losses caused by the failed auctions onto the Trusts' common shareholders by reducing the net asset value of the Trusts and the net asset value per share of their common shares. These actions amount to waste of valuable assets of the Trusts in breach of the Defendants' duties owed to the Trusts and the common shareholders.

139. The Individual Defendants and the Adviser are liable to the Trusts as a result of the actions alleged herein.

COUNT III

Against BlackRock for Aiding and Abetting the Individual Defendants' and the Adviser's Breaches of Fiduciary Duty

140. Plaintiffs incorporate by reference and reallege each and every allegation set forth above, as though fully set forth herein.

141. As alleged in detail herein, each of the Individual Defendants and the Adviser had a fiduciary duty to, among other things, refrain from unduly benefiting and favoring the AMPS holders and themselves at the expense of the Trusts and the Trusts' common shareholders.

142. As alleged in detail herein, the Individual Defendants and the Adviser breached their fiduciary duties by, among other things, improperly redeeming the AMPS at their liquidation value, which was at a significant premium to their market value.

143. The Individual Defendants and the Adviser breached their fiduciary duties at the behest of BlackRock in a deliberate course of action designed to divert assets from each of the Trusts and their common shareholders to repurchase the AMPS from clients favored by BlackRock at a significant premium to the AMPS' market value.

144. The actions of the Individual Defendants and the Adviser directly benefited BlackRock by helping to retain clients to whom BlackRock wanted to continue providing financial products and services, and thereby continue to generate substantial fees for BlackRock and its affiliates.

145. As a direct and proximate result of BlackRock's aiding and abetting the breaches of fiduciary duties committed by the Individual Defendants and the Adviser, the Trusts have sustained damages, as alleged herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment as follows:

A. Declaring that the Defendants have breached their fiduciary duties owed to the Trusts and their common shareholders;

B. Ordering the Defendants not to redeem any AMPS at their liquidation value using Trust assets;

C. Awarding monetary damages against all Defendants, individually, jointly or severally, in favor of the Trusts, for all losses and damages suffered as a result of the redemptions of AMPS at their liquidation value;

D. Awarding the Plaintiffs the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

E. Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby request a trial by jury.

Dated: New York, New York
July 27, 2010

Respectfully submitted,

THE SHAPIRO FIRM, LLP

By: ______________________
Robert J. Shapiro
500 Fifth Avenue, 14th Floor
New York, NY 10110
Tel: (212) 391-6464
Fax: (212) 719-1616

BARROWAY TOPAZ KESSLER MELTZER & CHECK, LLP
Lee D. Rudy
Michael J. Hynes
Eric L. Zagar
Kristen L. Ross
280 King of Prussia Road
Radnor, PA 19087
Tel: (610) 667-7706
Fax: (610) 667-7056

Counsel for Plaintiffs

EXHIBIT A

RECEIVED
AUG 03 2010
OFFICE OF THE SECRETARY

SEC Mail Processing
Section
JUL 30 2010
Washington, DC
110

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock California Municipal Income Trust
100 Bellevue Parkway
Wilmington, DE 19809

Re: Shareholder Demand

Dear Mr. Cavanagh:

This firm represents Roy Curbow and Walter Schacht (the "Shareholders"), common shareholders of the BlackRock California Municipal Income Trust (the "Trust"). I write on behalf of the Shareholders to demand that the Board of Directors of the Trust (the "Board") take action to remedy breaches of fiduciary duties to the Trust by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Trust (the "Adviser"), and the directors and certain executive officers of the Trust.

As you know, on June 2, 2008 and June 19, 2009, the Trust announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Trust at par value. To date, the Trust has redeemed at par $109,050,000 worth of ARPS.[1] Under the terms of the ARPS and the prospectus by which they were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Trust has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Trust has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has

[1] Including $25,400,000 in ARPS redeemed by the BlackRock California Municipal Income Trust II, $15,175,000 in ARPS redeemed by the BlackRock California Insured Municipal Income Trust, and $7,525,000 in ARPS redeemed by the BlackRock California Municipal Bond Trust, prior to their February 1, 2010 reorganization into the Trust.

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consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Trust were significantly less than par at the times they were redeemed. The Trust's preferential treatment of the ARPS holders by redeeming the ARPS at par value at the expense of the Trust was impermissible because it was contrary to the best interests of the Trust and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Trust, the Adviser and the Trust's directors and officers owe to the Trust and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Trust and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholders believe that the Adviser and the following directors and officers violated these fiduciary duties by causing the Trust to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, former trustee Robert S. Salomon, Jr., and former CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholders believe that the Adviser and the Directors and Officers breached their duty of loyalty to the Trust when they caused the Trust to redeem the ARPS at par at the expense of the Trust and its common shareholders. The Shareholders believe that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Trust. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Trust to redeem the ARPS at par. The Trust's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholders believe the Adviser and the Directors and Officers wasted Trust assets by causing the Trust to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Trust using the Trust's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Trust and its common shareholders. The redemption of the ARPS at par value

BARROWAYTOPAZ KESSLERMELTZERCHECK LLP

therefore constitutes waste and further breaches the duties owed by the Adviser, Director, and Officers to the Trust and its common shareholders. Additionally, the Shareholders maintain that the Trust was inappropriately charged excessive fees in light of the actions detailed herein.

On behalf of the Shareholders, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Trust. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Trust.

If the Trust does not commence appropriate action within a reasonable period of time, the Shareholders will commence a shareholder derivative action on behalf of the Trust to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock Credit Allocation Income Trust II, Inc.
100 Bellevue Parkway
Wilmington, DE 19809

Re: Shareholder Demand

Dear Mr. Cavanagh:

This firm represents Gerald Brickner (the "Shareholder"), a common shareholder of the BlackRock Credit Allocation Income Trust II, Inc. (the "Trust"), formerly known as the BlackRock Preferred Income Strategies Fund, Inc. I write on behalf of the Shareholder to demand that the Board of Directors of the Trust (the "Board") take action to remedy breaches of fiduciary duties to the Trust by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Trust (the "Adviser"), and the directors and certain executive officers of the Trust.

As you know, on May 19, 2008, November 25, 2008, February 24, 2009 and March 27, 2009, the Trust announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Trust at par value. To date, the Trust has redeemed at par $380,975,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which the ARPS were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Trust has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Trust has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Trust were

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significantly less than par at the times they were redeemed. The Trust's preferential treatment of the ARPS holders by redeeming the ARPS at par value at the expense of the Trust was impermissible because it was contrary to the best interests of the Trust and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Trust, the Adviser and the Trust's directors and officers owe to the Trust and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Trust and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholder believes that the Adviser and the following directors and officers violated these fiduciary duties by causing the Trust to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, former trustee Robert S. Salomon, Jr., and former President and CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholder believes that the Adviser and the Directors and Officers breached their duty of loyalty to the Trust when they caused the Trust to redeem the ARPS at par at the expense of the Trust and its common shareholders. The Shareholder believes that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Trust. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Trust to redeem the ARPS at par. The Trust's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholder believes the Adviser and the Directors and Officers wasted Trust assets by causing the Trust to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Trust using the Trust's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Trust and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Directors, and Officers to the Trust and its common shareholders. Additionally, the Shareholder maintains that the Trust was inappropriately charged excessive fees in light of the actions detailed herein.

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP

On behalf of the Shareholder, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Trust. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Trust.

If the Trust does not commence appropriate action within a reasonable period of time, the Shareholder will commence a shareholder derivative action on behalf of the Trust to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock Credit Allocation Income Trust IV
100 Bellevue Parkway
Wilmington, DE 19809

Re: Shareholder Demand

Dear Mr. Cavanagh:

This firm represents Lorin Salob and the Norman J. Patinkin Trust (Norman J. Patinkin, Trustee) (the "Shareholders"), common shareholders of the BlackRock Credit Allocation Income Trust IV (the "Trust"), formerly known as the BlackRock Preferred Equity Advantage Trust. I write on behalf of the Shareholders to demand that the Board of Directors of the Trust (the "Board") take action to remedy breaches of fiduciary duties to the Trust by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Trust (the "Adviser"), and the directors and certain executive officers of the Trust.

As you know, on May 19, 2008, the Trust announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Trust at par value. To date, the Trust has redeemed at par $231,000,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which they were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Trust has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Trust has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Trust were significantly less than par at the times they were redeemed. The Trust's preferential treatment of

the ARPS holders by redeeming the ARPS at par value at the expense of the Trust was impermissible because it was contrary to the best interests of the Trust and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Trust, the Adviser and the Trust's directors and officers owe to the Trust and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Trust and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholders believe that the Adviser and the following directors and officers violated these fiduciary duties by causing the Trust to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, former trustee Robert S. Salomon, Jr., and former President and CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholders believe that the Adviser and the Directors and Officers breached their duty of loyalty to the Trust when they caused the Trust to redeem the ARPS at par at the expense of the Trust and its common shareholders. The Shareholders believe that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Trust. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Trust to redeem the ARPS at par. The Trust's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholders believe the Adviser and the Directors and Officers wasted Trust assets by causing the Trust to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Trust using the Trust's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Trust and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Director, and Officers to the Trust and its common shareholders. Additionally, the Shareholders maintain that the Trust was inappropriately charged excessive fees in light of the actions detailed herein.

BARROWAYTOPAZ KESSLERMELTZERCHECK LLP

On behalf of the Shareholders, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Trust. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Trust.

If the Trust does not commence appropriate action within a reasonable period of time, the Shareholders will commence a shareholder derivative action on behalf of the Trust to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock Insured Municipal Income Investment Trust
100 Bellevue Parkway
Wilmington, DE 19809

Re: Shareholder Demand

Dear Mr. Cavanagh:

This firm represents Roy Curbow (the "Shareholder"), a common shareholder of the BlackRock Insured Municipal Income Investment Trust (the "Trust"), formerly known as the BlackRock Florida Insured Municipal Income Trust. I write on behalf of the Shareholder to demand that the Board of Directors of the Trust (the "Board") take action to remedy breaches of fiduciary duties to the Trust by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Trust (the "Adviser"), and the directors and certain executive officers of the Trust.

As you know, on June 2, 2008 and June 19, 2009, the Trust announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Trust at par value. To date, the Trust has redeemed at par $33,725,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which the ARPS were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Trust has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Trust has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Trust were

significantly less than par at the times they were redeemed. The Trust's preferential treatment of the ARPS holders by redeeming the ARPS at par value at the expense of the Trust was impermissible because it was contrary to the best interests of the Trust and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Trust, the Adviser and the Trust's directors and officers owe to the Trust and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Trust and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholder believes that the Adviser and the following directors and officers violated these fiduciary duties by causing the Trust to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, former trustee Robert S. Salomon, Jr., and former President and CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholder believes that the Adviser and the Directors and Officers breached their duty of loyalty to the Trust when they caused the Trust to redeem the ARPS at par at the expense of the Trust and its common shareholders. The Shareholder believes that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Trust. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Trust to redeem the ARPS at par. The Trust's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholder believes the Adviser and the Directors and Officers wasted Trust assets by causing the Trust to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Trust using the Trust's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Trust and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Directors, and Officers to the Trust and its common shareholders. Additionally, the Shareholder maintains that the Trust was inappropriately charged excessive fees in light of the actions detailed herein.

On behalf of the Shareholder, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Trust. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Trust.

If the Trust does not commence appropriate action within a reasonable period of time, the Shareholder will commence a shareholder derivative action on behalf of the Trust to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock Insured Municipal Income Trust
100 Bellevue Parkway
Wilmington, DE 19809

Re: Shareholder Demand

Dear Mr. Cavanagh:

This firm represents Gerald Doyle (the "Shareholder"), a common shareholder of the BlackRock Insured Municipal Income Trust (the "Trust"). I write on behalf of the Shareholder to demand that the Board of Directors of the Trust (the "Board") take action to remedy breaches of fiduciary duties to the Trust by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Trust (the "Adviser"), and the directors and certain executive officers of the Trust.

As you know, on June 2, 2008 and June 19, 2009, the Trust announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Trust at par value. To date, the Trust has redeemed at par $91,725,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which the ARPS were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Trust has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Trust has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Trust were significantly less than par at the times they were redeemed. The Trust's preferential treatment of

BARROWAYTOPAZ KESSLERMELTZERCHECK LLP

the ARPS holders by redeeming the ARPS at par value at the expense of the Trust was impermissible because it was contrary to the best interests of the Trust and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Trust, the Adviser and the Trust's directors and officers owe to the Trust and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Trust and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholder believes that the Adviser and the following directors and officers violated these fiduciary duties by causing the Trust to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, former trustee Robert S. Salomon, Jr., and former President and CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholder believes that the Adviser and the Directors and Officers breached their duty of loyalty to the Trust when they caused the Trust to redeem the ARPS at par at the expense of the Trust and its common shareholders. The Shareholder believes that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Trust. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Trust to redeem the ARPS at par. The Trust's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholder believes the Adviser and the Directors and Officers wasted Trust assets by causing the Trust to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Trust using the Trust's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Trust and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Directors, and Officers to the Trust and its common shareholders. Additionally, the Shareholder maintains that the Trust was inappropriately charged excessive fees in light of the actions detailed herein.

On behalf of the Shareholder, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Trust. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Trust.

If the Trust does not commence appropriate action within a reasonable period of time, the Shareholder will commence a shareholder derivative action on behalf of the Trust to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock Municipal Bond Investment Trust
100 Bellevue Parkway
Wilmington, DE 19809

Re: Shareholder Demand

Dear Mr. Cavanagh:

This firm represents Patricia Roberts (the "Shareholder"), a common shareholder of the BlackRock Municipal Bond Investment Trust (the "Trust"), formerly known as the BlackRock Florida Municipal Bond Trust. I write on behalf of the Shareholder to demand that the Board of Directors of the Trust (the "Board") take action to remedy breaches of fiduciary duties to the Trust by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Trust (the "Adviser"), and the directors and certain executive officers of the Trust.

As you know, on June 2, 2008 and June 19, 2009, the Trust announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Trust at par value. To date, the Trust has redeemed at par $11,925,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which the ARPS were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Trust has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Trust has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Trust were

280 King of Prussia Road, Radnor, Pennsylvania 19087 T. 610-667-7706 F. 610-667-7056 info@btkmc.com
580 California Street, Suite 1750, San Francisco, California 94104 T. 415-400-3000 F. 415-400-3001 info@btkmc.com
WWW.BTKMC.COM

significantly less than par at the times they were redeemed. The Trust's preferential treatment of the ARPS holders by redeeming the ARPS at par value at the expense of the Trust was impermissible because it was contrary to the best interests of the Trust and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Trust, the Adviser and the Trust's directors and officers owe to the Trust and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Trust and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholder believes that the Adviser and the following directors and officers violated these fiduciary duties by causing the Trust to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, former trustee Robert S. Salomon, Jr., and former President and CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholder believes that the Adviser and the Directors and Officers breached their duty of loyalty to the Trust when they caused the Trust to redeem the ARPS at par at the expense of the Trust and its common shareholders. The Shareholder believes that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Trust. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Trust to redeem the ARPS at par. The Trust's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholder believes the Adviser and the Directors and Officers wasted Trust assets by causing the Trust to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Trust using the Trust's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Trust and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Directors, and Officers to the Trust and its common shareholders. Additionally, the Shareholder maintains that the Trust was inappropriately charged excessive fees in light of the actions detailed herein.

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP

On behalf of the Shareholder, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Trust. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Trust.

If the Trust does not commence appropriate action within a reasonable period of time, the Shareholder will commence a shareholder derivative action on behalf of the Trust to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock Municipal Income Trust
100 Bellevue Parkway
Wilmington, DE 19809

Re: Shareholder Demand

Dear Mr. Cavanagh:

This firm represents Deenya Greenland and Patricia Roberts (the "Shareholders"), common shareholders of the BlackRock Municipal Income Trust (the "Trust"). I write on behalf of the Shareholders to demand that the Board of Directors of the Trust (the "Board") take action to remedy breaches of fiduciary duties to the Trust by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Trust (the "Adviser"), and the directors and certain executive officers of the Trust.

As you know, on June 2, 2008 and June 19, 2009, the Trust announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Trust at par value. To date, the Trust has redeemed at par $104,250,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which they were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Trust has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Trust has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Trust were significantly less than par at the times they were redeemed. The Trust's preferential treatment of

280 King of Prussia Road, Radnor, Pennsylvania 19087 T. 610-667-7706 F. 610-667-7056 info@btkmc.com
580 California Street, Suite 1750, San Francisco, California 94104 T. 415-400-3000 F. 415-400-3001 info@btkmc.com
WWW.BTKMC.COM

the ARPS holders by redeeming the ARPS at par value at the expense of the Trust was impermissible because it was contrary to the best interests of the Trust and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Trust, the Adviser and the Trust's directors and officers owe to the Trust and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Trust and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholders believe that the Adviser and the following directors and officers violated these fiduciary duties by causing the Trust to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, former trustee Robert S. Salomon, Jr., and former President and CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholders believe that the Adviser and the Directors and Officers breached their duty of loyalty to the Trust when they caused the Trust to redeem the ARPS at par at the expense of the Trust and its common shareholders. The Shareholders believe that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Trust. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Trust to redeem the ARPS at par. The Trust's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholders believe the Adviser and the Directors and Officers wasted Trust assets by causing the Trust to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Trust using the Trust's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Trust and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Director, and Officers to the Trust and its common shareholders. Additionally, the Shareholders maintain that the Trust was inappropriately charged excessive fees in light of the actions detailed herein.

On behalf of the Shareholders, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Trust. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Trust.

If the Trust does not commence appropriate action within a reasonable period of time, the Shareholders will commence a shareholder derivative action on behalf of the Trust to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock New Jersey Municipal Income Trust
100 Bellevue Parkway
Wilmington, DE 19809

Re: Shareholder Demand

Dear Mr. Cavanagh:

This firm represents Patricia Roberts (the "Shareholder"), a common shareholder of the BlackRock New Jersey Municipal Income Trust (the "Trust"). I write on behalf of the Shareholder to demand that the Board of Directors of the Trust (the "Board") take action to remedy breaches of fiduciary duties to the Trust by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Trust (the "Adviser"), and the directors and certain executive officers of the Trust.

As you know, on June 2, 2008 and June 19, 2009, the Trust announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Trust at par value. To date, the Trust has redeemed at par $4,700,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which the ARPS were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Trust has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Trust has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Trust were significantly less than par at the times they were redeemed. The Trust's preferential treatment of

the ARPS holders by redeeming the ARPS at par value at the expense of the Trust was impermissible because it was contrary to the best interests of the Trust and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Trust, the Adviser and the Trust's directors and officers owe to the Trust and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Trust and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholder believes that the Adviser and the following directors and officers violated these fiduciary duties by causing the Trust to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, former trustee Robert S. Salomon, Jr., and former President and CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholder believes that the Adviser and the Directors and Officers breached their duty of loyalty to the Trust when they caused the Trust to redeem the ARPS at par at the expense of the Trust and its common shareholders. The Shareholder believes that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Trust. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Trust to redeem the ARPS at par. The Trust's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholder believes the Adviser and the Directors and Officers wasted Trust assets by causing the Trust to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Trust using the Trust's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Trust and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Directors, and Officers to the Trust and its common shareholders. Additionally, the Shareholder maintains that the Trust was inappropriately charged excessive fees in light of the actions detailed herein.

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP

On behalf of the Shareholder, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Trust. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Trust.

If the Trust does not commence appropriate action within a reasonable period of time, the Shareholder will commence a shareholder derivative action on behalf of the Trust to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock New York Insured Municipal Income Trust
100 Bellevue Parkway
Wilmington, DE 19809

Re: Shareholder Demand

Dear Mr. Cavanagh:

This firm represents Doris Tilmont and Roy Curbow (the "Shareholders"), common shareholders of the BlackRock New York Insured Municipal Income Trust (the "Trust"). I write on behalf of the Shareholders to demand that the Board of Directors of the Trust (the "Board") take action to remedy breaches of fiduciary duties to the Trust by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Trust (the "Adviser"), and the directors and certain executive officers of the Trust.

As you know, on June 2, 2008 and June 19, 2009, the Trust announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Trust at par value. To date, the Trust has redeemed at par $15,425,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which they were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Trust has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Trust has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Trust were significantly less than par at the times they were redeemed. The Trust's preferential treatment of

the ARPS holders by redeeming the ARPS at par value at the expense of the Trust was impermissible because it was contrary to the best interests of the Trust and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Trust, the Adviser and the Trust's directors and officers owe to the Trust and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Trust and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholders believe that the Adviser and the following directors and officers violated these fiduciary duties by causing the Trust to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, former trustee Robert S. Salomon, Jr., and former CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholders believe that the Adviser and the Directors and Officers breached their duty of loyalty to the Trust when they caused the Trust to redeem the ARPS at par at the expense of the Trust and its common shareholders. The Shareholders believe that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Trust. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Trust to redeem the ARPS at par. The Trust's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholders believe the Adviser and the Directors and Officers wasted Trust assets by causing the Trust to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Trust using the Trust's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Trust and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Director, and Officers to the Trust and its common shareholders. Additionally, the Shareholders maintain that the Trust was inappropriately charged excessive fees in light of the actions detailed herein.

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP

On behalf of the Shareholders, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Trust. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Trust.

If the Trust does not commence appropriate action within a reasonable period of time, the Shareholders will commence a shareholder derivative action on behalf of the Trust to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
BlackRock New York Municipal Bond Trust
100 Bellevue Parkway
Wilmington, DE 19809

Re: Shareholder Demand

Dear Mr. Cavanagh:

This firm represents Kenneth Hale (the "Shareholder"), a common shareholder of the BlackRock New York Municipal Bond Trust (the "Trust"). I write on behalf of the Shareholder to demand that the Board of Directors of the Trust (the "Board") take action to remedy breaches of fiduciary duties to the Trust by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Trust (the "Adviser"), and the directors and certain executive officers of the Trust.

As you know, on June 2, 2008 and June 19, 2009, the Trust announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Trust at par value. To date, the Trust has redeemed at par $2,075,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which the ARPS were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Trust has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Trust has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Trust were significantly less than par at the times they were redeemed. The Trust's preferential treatment of

the ARPS holders by redeeming the ARPS at par value at the expense of the Trust was impermissible because it was contrary to the best interests of the Trust and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Trust, the Adviser and the Trust's directors and officers owe to the Trust and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Trust and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholder believes that the Adviser and the following directors and officers violated these fiduciary duties by causing the Trust to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, Vice President Brendan Kyne, former trustee Robert S. Salomon, Jr., and former President and CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholder believes that the Adviser and the Directors and Officers breached their duty of loyalty to the Trust when they caused the Trust to redeem the ARPS at par at the expense of the Trust and its common shareholders. The Shareholder believes that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Trust. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Trust to redeem the ARPS at par. The Trust's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholder believes the Adviser and the Directors and Officers wasted Trust assets by causing the Trust to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Trust using the Trust's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Trust and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Directors, and Officers to the Trust and its common shareholders. Additionally, the Shareholder maintains that the Trust was inappropriately charged excessive fees in light of the actions detailed herein.

On behalf of the Shareholder, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Trust. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Trust.

If the Trust does not commence appropriate action within a reasonable period of time, the Shareholder will commence a shareholder derivative action on behalf of the Trust to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 8, 2010

VIA FEDEX
Mr. Richard E. Cavanagh
Chairman of the Board
The BlackRock Strategic Municipal Trust
100 Bellevue Parkway
Wilmington, DE 19809

Re: Shareholder Demand

Dear Mr. Cavanagh:

This firm represents Annaise Phelan (the "Shareholder"), a common shareholder of The BlackRock Strategic Municipal Trust (the "Trust"). I write on behalf of the Shareholder to demand that the Board of Directors of the Trust (the "Board") take action to remedy breaches of fiduciary duties to the Trust by BlackRock Advisors, LLC (formerly known as Blackrock Advisors, Inc.), the investment adviser to the Trust (the "Adviser"), and the directors and certain executive officers of the Trust.

As you know, on June 2, 2008 and June 19, 2009, the Trust announced that it would redeem Auction Rate Preferred Shares (the "ARPS") of the Trust at par value. To date, the Trust has redeemed at par $19,025,000 worth of ARPS. Under the terms of the ARPS and the prospectus by which the ARPS were sold, the holders of ARPS have no right to have the ARPS redeemed or repurchased at par and the Trust has no obligation to redeem or repurchase the ARPS at par (absent circumstances specified in the terms of the ARPS that have not occurred). The holders of the ARPS were on notice that the periodic auctions, in which the dividend rate for the ARPS is reset and holders have the opportunity to offer to sell their ARPS, could fail. The terms of the ARPS and the underlying prospectuses also put the holders of the ARPS on notice that if the auctions fail, the holders may be unable to sell their ARPS. The Trust has no obligation to take any action to prevent the ARPS auctions from failing or to ensure liquidity for holders of the ARPS in any way (absent circumstances specified in the terms of the ARPS that have not occurred).

Since early 2008, the auction market for ARPS has continuously failed, making the ARPS illiquid. Since the ARPS auction market collapsed, the secondary market for ARPS has consisted of transactions significantly below par. There exists no secondary market on which the ARPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the ARPS issued by the Trust were significantly less than par at the times they were redeemed. The Trust's preferential treatment of

the ARPS holders by redeeming the ARPS at par value at the expense of the Trust was impermissible because it was contrary to the best interests of the Trust and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Trust, the Adviser and the Trust's directors and officers owe to the Trust and its shareholders the fiduciary obligations of loyalty and care. The Adviser also owes fiduciary obligations to the Trust and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholder believes that the Adviser and the following directors and officers violated these fiduciary duties by causing the Trust to redeem the ARPS at par: Chairman of the Board Richard E. Cavanagh, Vice Chair of the Board Karen P. Robards, trustees G. Nicholas Beckwith, III, Kent Dixon, Frank J. Fabozzi, Kathleen F. Feldstein, James T. Flynn, Jerrold B. Harris, R. Glenn Hubbard, W. Carl Kester, Richard S. Davis and Henry Gabbay, President and Chief Executive Officer ("CEO") Anne F. Ackerley, Chief Financial Officer Neal J. Andrews, Chief Compliance Officer Brian P. Kindelan, Treasurer Jay M. Fife, Secretary Howard B. Surloff, former trustee Robert S. Salomon, Jr., and former President and CEO Donald C. Burke (collectively, the "Directors and Officers").

In particular, the Shareholder believes that the Adviser and the Directors and Officers breached their duty of loyalty to the Trust when they caused the Trust to redeem the ARPS at par at the expense of the Trust and its common shareholders. The Shareholder believes that the redemptions were improperly motivated to benefit the Adviser by preserving its and its affiliates' other business relationships with the ARPS holders. For example, the holders of the ARPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Adviser and its affiliates have substantial business relationships unrelated to the Trust. The ARPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Adviser if the Adviser did not cause the Trust to redeem the ARPS at par. The Trust's at-par redemptions also benefitted the Adviser and its affiliates who owned and were carrying large quantities of ARPS of various issuers on their own balance sheets.

Further, the Shareholder believes the Adviser and the Directors and Officers wasted Trust assets by causing the Trust to redeem the ARPS at par value despite evidence indicating that the market value and fair value of the ARPS were far less than par at the time they were redeemed. Redeeming the ARPS at par constituted an acquisition of assets (the ARPS) by the Trust using the Trust's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the ARPS holders to the Trust and its common shareholders. The redemption of the ARPS at par value therefore constitutes waste and further breaches the duties owed by the Adviser, Directors, and Officers to the Trust and its common shareholders. Additionally, the Shareholder maintains that the Trust was inappropriately charged excessive fees in light of the actions detailed herein.

On behalf of the Shareholder, I hereby demand that the Board take action against the Adviser and each of the Directors and Officers to recover the damages described herein for the benefit of the Trust. I also demand that the Board refrain from authorizing any further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Trust.

If the Trust does not commence appropriate action within a reasonable period of time, the Shareholder will commence a shareholder derivative action on behalf of the Trust to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

April 30, 2010

VIA FEDEX
Ms. Anne F. Ackerley
Managing Director
BlackRock
55 East 52nd Street
New York, NY 10055

Re: Shareholder Demands

Dear Ms. Ackerley:

Enclosed please find copies of nineteen shareholder demand letters, originally sent to Richard Cavanagh at 100 Bellevue Parkway, Wilmington, Delaware, 19809, for the following BlackRock funds:

BlackRock California Municipal Income Trust
BlackRock Credit Allocation Income Trust II, Inc.
BlackRock Credit Allocation Income Trust IV
BlackRock Insured Municipal Income Investment Trust
BlackRock Insured Municipal Income Trust
BlackRock Muni Intermediate Duration Fund, Inc.
BlackRock Municipal Bond Investment Trust
BlackRock Municipal Income Trust
BlackRock MuniHoldings Insured Fund II, Inc.
BlackRock MuniHoldings Insured Investment Fund
BlackRock MuniHoldings New Jersey Insured Fund, Inc.
BlackRock MuniYield California Insured Fund, Inc.
BlackRock MuniYield Fund, Inc.
BlackRock MuniYield Insured Fund, Inc.
BlackRock MuniYield Michigan Insured Fund, Inc.
BlackRock New Jersey Municipal Income Trust
BlackRock New York Insured Municipal Income Trust
BlackRock New York Municipal Bond Trust
The BlackRock Strategic Municipal Trust

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm
Enclosures

cc: Mr. Richard E. Cavanaugh (without enclosures)

280 King of Prussia Road, Radnor, Pennsylvania 19087 T. 610-667-7706 F. 610-667-7056 info@btkmc.com
580 California Street, Suite 1750, San Francisco, California 94104 T. 415-400-3000 F. 415-400-3001 info@btkmc.com
WWW.BTKMC.COM

EXHIBIT B

RECEIVED
AUG 03 2010
OFFICE OF THE SECRETARY

DEBEVOISE & PLIMPTON LLP

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
www.debevoise.com

John S. Kiernan
Partner
Tel 212 909 6692
Fax 212 521 7692
jskiernan@debevoise.com

May 17, 2010

Eric L. Zagar, Esq.
Barroway Topaz Kessler Meltzer & Check, LLP
280 King of Prussia Road
Radnor, PA 19087

BlackRock Closed-End Funds

Dear Mr. Zagar:

I am writing as counsel for the independent directors of BlackRock Closed-End Funds, in response to your demand letters listed on the attached schedule to Richard E. Cavanagh as Chairman of the Boards and an Independent Director of the BlackRock Closed-End Funds. There was a delay in the delivery of these letters to Mr. Cavanagh, because you did not send them to the address listed in BlackRock's proxy materials or to an address having any connection to the Board.

The Board discussed your letters in a recent meeting and instructed me to report to you that they have substantial familiarity with the transactions your letter has challenged, but believe it will take approximately 60 days to consider fully and develop a response to your letters. I expect to send you that response on their behalf in approximately mid-July. In the meantime, while the directors are considering your letters, on their behalf I invite you to furnish me, for sharing with them, any further information or thoughts you have that you believe would help in the evaluation of the positions you set forth in your letters.

Sincerely yours,

John S. Kiernan

Attachment

23191666v1

Annex A

FUND	DATE OF LETTER
BlackRock California Municipal Income Trust	April 8, 2010
BlackRock Credit Allocation Income Trust II, Inc. (formerly, BlackRock Preferred Income Strategies Fund, Inc.)	April 8, 2010
BlackRock Credit Allocation Income Trust IV (formerly, BlackRock Preferred Equity Advantage Trust)	April 8, 2010
BlackRock Insured Municipal Income Investment Trust (formerly, BlackRock Florida Insured Municipal Income Trust)	April 8, 2010
BlackRock Insured Municipal Income Trust	April 8, 2010
BlackRock Municipal Bond Investment Trust (formerly, BlackRock Florida Municipal Bond Trust)	April 8, 2010
BlackRock Municipal Income Trust	April 8, 2010
BlackRock Muni Intermediate Duration Fund, Inc.	April 8, 2010
BlackRock MuniHoldings Insured Investment Fund (formerly, BlackRock MuniHoldings Florida Insured Fund)	April 8, 2010
BlackRock MuniHoldings Insured Fund II, Inc.	April 8, 2010
BlackRock MuniHoldings New Jersey Insured Fund, Inc.	April 19, 2010
BlackRock MuniYield California Insured Fund, Inc.	April 8, 2010
BlackRock MuniYield Fund, Inc.	April 8, 2010
BlackRock MuniYield Insured Fund, Inc.	April 19, 2010
BlackRock MuniYield Michigan Insured Fund, Inc.	April 8, 2010
BlackRock New Jersey Municipal Income Trust	April 8, 2010
BlackRock New York Insured Municipal Income Trust	April 8, 2010
BlackRock New York Municipal Bond Trust	April 8, 2010
BlackRock Strategic Municipal Trust	April 8, 2010

EXHIBIT C

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (484) 270-1448
E-Mail: mhynes@btkmc.com

July 7, 2010

VIA EMAIL and FEDEX
John S. Kiernan, Esquire
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022

Re: ***BlackRock Closed-End Funds Shareholder Demands***

Dear Mr. Kiernan:

In response to the demand letters sent on behalf of our clients in connection with the redemption of auction rate preferred shares ("ARPS") by various BlackRock closed-end funds (the "Demand Letters"), you informed us that the Board had discussed the Demand Letters and you expected the review process to take approximately 60 days. In the meantime, we believe it is imperative for all redemptions of ARPS by the BlackRock closed-end funds referenced in the Demand Letters to cease while the Board carries out its investigation of the allegations contained in the Demand Letters.

Please let us know by Monday July 12, 2010 whether the Board will agree to cease the redemption of ARPS by the BlackRock closed-end funds pending the completion of the investigation into the Demand Letters.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Michael J. Hynes

MJH/cp

280 King of Prussia Road, Radnor, Pennsylvania 19087 T. 610-667-7706 F. 610-667-7056 info@btkmc.com
580 California Street, Suite 1750, San Francisco, California 94104 T. 415-400-3000 F. 415-400-3001 info@btkmc.com
WWW.BTKMC.COM

EXHIBIT D

DEBEVOISE & PLIMPTON LLP

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
www.debevoise.com

John S. Kiernan
Partner
Tel 212 909 6692
Fax 212 521 7692
jskiernan@debevoise.com

July 19, 2010

VIA EMAIL AND FED EX

Mr. Michael J. Hynes
Barroway Topaz Kessler
Meltzer & Check LLP
280 King of Prussia Road
Radnor, PA 19087

Re: Shareholder Correspondence

Dear Mr. Hynes:

I am writing, at the direction of the Demand Review Committee established by the BlackRock Boards to address your firm's April 2010 demand letters, in response to your letter of July 7, 2010 asking for a commitment by the Boards not to permit any redemption of Auction Market Preferred Shares issued by BlackRock Funds pending the completion of their investigation into the matters presented in the demand letters.

As you may know, there have been no redemptions of AMPS by any BlackRock fund in nearly a year. Nevertheless, the Boards believe that any proposal for a redemption of AMPS should be evaluated on its merits, applying the directors' good faith business judgment in the interests of the Funds and their shareholders, and that it would not serve the interests of the Funds or their shareholders for the Boards to make the categorical commitment about not redeeming AMPS that your letter requests.

The investigation in response to your letters is continuing. The Demand Review Committee's current expectation is that the entire process of completing the investigation, presenting a report and recommendations to the full Boards, discussions at the Board level and communication of the Boards' conclusions to you should be completed by the end of August.

Sincerely yours,

John S. Kiernan

JSK:drh

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